UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

ANNOUNCEMENT OF 2015 ANNUAL RESULTS

FINANCIAL HIGHLIGHTS

The Board announces the audited consolidated results of the Company for the year ended December 31, 2015.

Highlights include:

•	Record sales of US$2,236.4 million in 2015, a 13.5% increase from US$1,970.0 million in 2014, primarily due to an increase in wafer shipments in 2015 including a significant increase in China sales.

•	Record gross profit of US$682.6 million in 2015, a 41.2% increase from US$483.5 million in 2014.

•	Record gross margin of 30.5% in 2015, compared to 24.5% in 2014. The increase was primarily due to a higher utilization rate in 2015.

•	Net cash flow from operating activities was US$669.2 million in 2015 compared to US$608.1 million in 2014.

•	Record profit for the year attributable to owners of the Company of US$253.4 million in 2015 compared to US$153.0 million in 2014.

The board of directors (the “Director(s)“) (the “Board”) of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) announces the audited consolidated results of the Company and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2015 as follows:

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Revision After Publication Of Unaudited Financial Results For the Three Months Ended December 31, 2015

The Group publishes its unaudited financial results for each quarter on a voluntary basis. After the publication of its unaudited financial results for the three months ended December 31, 2015, i.e. the results for the fourth quarter of year 2015, the Group has made a revision during the preparation of its full year financial results which impacted its statement of financial position. The revision was to reclassify the Group’s convertible bonds of US$392.6 million with maturity date of November 7, 2018 (the “Convertible Bonds”) from non- current liabilities to current liabilities as of December 31, 2015, to reflect the bondholders’ options to require the Company to redeem some or all of the Convertible Bonds at their principal amounts on November 7, 2016. Such revision resulted in an increase of US$392.6 million in the Group’s current liabilities and a corresponding decrease in the Group’s non-current liabilities as of December 31, 2015. The revision had no impact on the Group’s consolidated statement of profit or loss and other comprehensive income and consolidated statement of cash flows for the year ending December 31, 2015.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This annual results may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward- looking statements, although not all forward-looking statements contain these words. These forward- looking statements are necessarily estimates reflecting judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, bad debt risk, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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Letter To Shareholders

Dear Shareholders,

We are pleased to announce that SMIC recorded historical highs in all key profitability indices including gross profit margin, operating profit and net profit for 2015. Notwithstanding the uncertainty in the industry and a slowdown of demand growth in the smartphone market last year, we achieved great results including profit growth for four consecutive quarters and an overall utilization rate of over 100% for three consecutive quarters. It is expected that revenues for the first quarter of this year will also continue to grow. In 2015, we recorded a historical high in annual revenues of US$2.24 billion, representing an increase of 13.5% YOY, and continued to achieve full year profitability. Net profit attributable to owners of the Company exceeded US$250 million, an increase of 65.7% YOY. As of the end of the fourth quarter of last year, we achieved our fifteenth consecutive profitable quarter. We recorded an annual gross profit margin of 30.5% and an EBITDA margin around 35%. As of the end of last year, our total debt to total equity ratio was 33.8% and our net debt to total equity ratio was 3.0%. The Company has maintained a healthy capital structure. SMIC has secured investment grade credit ratings from both Standard & Poor’s and Moody’s and an AAA rating, the highest credit rating in China, from CCX, reflecting the Company’s strong business fundamentals for the past two years and the increasing support and recognition from domestic and international credit rating agencies and investors. Looking forward, sustainable profitability continues to be our primary objective.

In 2015, contrary to the industry trend, SMIC’s substantial growth reflected the success of our positioning in China and the successful execution of our differentiation strategy to diversify products and customers. In 2015, revenues from PRC-based customers achieved an annual growth of over 25%. Annual revenues from our Eurasia region also recorded a growth of over 50%. Last year, revenues from 0.11µm to 0.35µm technology increased by 4.7% YOY, of which the annual growth rate for sensor-related technology was over 30%. With the launch of new technology and the expansion of capacity, it is expected that our differentiated processes will generate increasing revenues. In addition, customers’ orders for advanced node processes have been robust. The capacity utilization in our 12-inch fab recovered rapidly. Despite the inventory correction in the industry, we maintained significant growth in our revenues from 40/45nm process last year, recording 63% year-on-year growth. We commenced mass production of our 28nm process and began to generate revenues during the third quarter of last year. During the second half of last year, our 8-inch fab in Shenzhen and our new 12-inch fab in Beijing commenced production and have installed 13,000 and 6,000 wafers per month capacity, respectively. In order to capture the market opportunities and strengthen our competitive edge in differentiated technology, we plan to continue to expand the capacity of these two fabs in order to meet the growing customer demand this year.

Last year, we incorporated SMIC Holdings Corporation (“SMIC Holdings”), which will assume the role of regional headquarters, overseeing management functions in the China region. SMIC Holdings was established as part of SMIC’s integrated strategy to lay the foundation for its long term development. SMIC Holdings will use the regional headquarters to improve the sharing of company resources and workflow, which will enhance efficiency in the company’s decision making, increase management capabilities, and reduce operational costs.

In November last year, we donated a total of RMB300,000 to the Tianjin Charity Association for setting up the Rehabilitation Fund for Firemen, which will provide rehabilitation services to the firemen injured in the explosion in Tianjin on 12 August. This is the first fund that SMIC has set up for special rescue service personnel. We hope to make a contribution to the rehabilitation of those injured firemen through this fund; as SMIC has an 8-inch fab in Tianjin, this is in line with SMIC’s unwavering objectives of corporate social responsibility to “care for people, care for the environment, and care for society”.

We are pleased to welcome Mr. Lu Jun to join the Board as Non-executive Director. We believe that his extensive experience in the investment industry and deep understanding of industry policies will make contributions to the long-term development of the Company.

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2015 was an incredibly successful year, thanks to our comprehensive preparations made in the prior years by improving our technology and relationships with customers. As we have reached full utilizations and our 28nm technology has entered into mass production, we will increase capital investment in 2016 to address the capacity constraints and expand our market share. With the availability of new additional capacity, we target to achieve above-industry-average revenue growth in 2016. We shall continue to benefit from opportunities brought by the China market, mobile products, smart consumer products, and internet of things (“IoT”). We are committed to diligently and carefully execute our business plan for the best interests of our shareholders. We would like to again express our sincere gratitude to all of our shareholders, customers, suppliers, and employees for their continued care and support of SMIC’s development.

Zhou Zixue	TY Chiu
Chairman of the Board and Executive Director	Chief Executive Officer and Executive Director

Shanghai, China

March 30, 2016

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BUSINESS REVIEW

In 2015, the Group continued to execute its long-term strategy with sustained profitability. The Group continued to advance its technology capabilities on leading edge and value-added differentiated processes. The Group’s technology portfolio and proximity to the China market, coupled with the management team’s global experience in operations, technology development and customer service, has positioned the Group well for long term growth. In addition, 2015 was a milestone year for SMIC in many aspects. Among other things, the Group generated record revenue at US$2.24 billion, the highest in the Company’s 15 years history, partnered with leading industry players on 14nm FinFET process technology development, achieved significant business engagements on 28nm technology with leading mobile baseband and digital consumer IC design companies, and expanded its 300mm fab operation in Beijing and 200mm fab operation in Shenzhen, China. We believe the Group was the first pure-play foundry in China to enter into mass production with 28nm wafer process technology for mobile computing applications, the first pure-play foundry worldwide to offer 55nm embedded Flash (“eFlash”) wafer solutions for SIM Card applications, and the first pure-play foundry worldwide to offer 38nm NAND Flash memory wafer process technology. The Group also continued to drive its value-added wafer manufacturing process technologies for specialty applications, such as Power Management IC, CMOS Image Sensors (“CIS”), eEEPROM, eFlash, embedded Microprocessor (“MCU”), Ultra- low-power Technologies (“ULP”), radio frequencies IC (“RF”) and wireless connectivity, Touch Controller IC (“TCIC”), fingerprint sensors and MEMS sensors. These applications are the essential building blocks for both mobile computing market and the growing Internet-of-Things (“IoT”) market in the near future. The Group is well positioned in China to serve both domestic and worldwide customers.

Financial Overview

Despite a challenging environment in 2015, the Group’s sales totaled US$2,236.4 million, compared to US$1,970.0 million in 2014. The Group recorded a profit of US$222.3 million in 2015, compared to US$126.3 million in 2014. During the year, we generated US$669.2 million in cash from operating activities, compared to US$608.1 million in 2014. Capital expenditures in 2015 totaled US$1,572.7 million, compared to US$1,014.4 million in 2014. Looking ahead, our objective is to achieve sustained profitability over the long term. To achieve these goals, we will continue to focus on precision execution, efficiency improvement, customer service excellence while fostering innovation.

Customers and Markets

The Group continues to serve a broad global customer base comprised of leading IDMs, fabless semiconductor companies and system companies. Geographically, customers from the United States of America contributed 34.7% of the overall revenue in 2015, compared to 43.4% in 2014. Leveraging on the Group’s strategic position in China, our China revenue contributed 47.7% of the overall revenue in 2015, compared to 43.3% in 2014. In particular, 54.8% of the Group’s advanced nodes (90nm and below) wafer revenue in 2015 was contributed by customers in China. Eurasia contributed 17.6% of the overall revenue in 2015, compared to 13.3% in 2014.

In terms of applications, revenue contribution from communication applications increased from 43.2% in 2014 to 51.5% in 2015. Consumer applications contributed 36.1% to the Group’s overall revenue in 2015 as compared to 46.0% in 2014. The Group has minimal exposure to the relatively weak PC market.

In terms of the revenue by technology, wafer revenue attributable to advanced technology at 90nm and below increased from 39.2% of total revenue in 2014 to 44.4% of total revenue in 2015 and, in particular, the revenue contribution percentage from 40/45nm technology increased from 11.1% in 2014 to 15.8% in 2015. In addition, the Group’s latest 28nm technology started to contribute revenue in 2015.

The Group is well positioned geographically with its continued business growth in China. According to IHS iSuppli, China continues to be the number one region of the world in terms of semiconductor IC consumption, mainly due to its high volume electronics manufacturing and mass consumer market. In 2015, China consumed US$147 billion of semiconductors from international and China domestic suppliers. This represented 42% of the semiconductor worldwide total market. In addition, we believe the IC design market in China is growing rapidly. Local analyst, ICwise, estimated that the China’s IC design market reached US$13.9 billion in 2015, a 10% year to year increase from 2014 and is projected to experience a compounded annual growth rate of 20.4% over the next 5 years, which will bring the worth of the China IC design market to US$35.3 billion by 2020.

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Notably, our business objective in China is not just revenue growth, but also growth in the number of new designs using advanced technology, in particular on 55/65nm, 40/45nm and 28nm process technologies. The Group has, in each of its geographical regions, customers utilizing its most advanced nodes of technology. We believe China is rapidly closing the gap with the rest of the world in terms of its innovation and design capabilities. To fully leverage the market growth potential in China, the Group plans to continue to deepen its collaboration with Chinese customers while broadening relationships with its global customers.

Long-Term Business Model and Strategy for Generating and Preserving Value

SMIC’s long-term goal is to focus on generating value for the benefit of all stakeholders. SMIC’s strategy to generate sustainable profitability is three-fold. First, we aim for optimal efficiency by fully utilizing existing assets through enhanced customer relationships, quality, and service. Second, through taking advantage of our position in China, we plan to differentiate our technology offering by providing customers with added value and innovation that not only enables us to seize China market opportunities, but also gives global customers a foothold in that fast-growing market. Third, with long-term profitability as our priority, we plan to carefully invest capital in advanced technology and capacity to address suitable market growth opportunities into the future. We constantly evaluate the potential value addition of all opportunities in our decision-making processes. Our management team is committed to building value in the long-term for the benefit of our employees and shareholders.

Research and Development

In 2015, the research and development (R&D) expenses were US$237.2 million, which is equivalent to 10.6% of our sales.

The R&D efforts were focused primarily on advanced logic and value-added specialty technologies. SMIC achieved many significant milestones in 2015. In the area of advanced logic technologies, the PolySiON R&D programs on the 28nm successfully entered into mass production in the second half of 2015. On our 14nm technology development, the basic CMOS process-flow was set up; subsequently, the full process characterization and SRAM yield learning vehicle was taped out at the end of 2015.

In the area of non-volatile memory (NVM) technologies, we believe that SMIC was the world’s first pure foundry to produce 55nm eflash and we successfully ramped products which were adopted by domestic and overseas telecom carriers. A number of new technologies also entered into production in 2015 including Back-Side Illumination CMOS image sensor (BSI-CIS) products with scaled pixel size (1.4µm and 1.1µm), CMOS integrated MEMS devices and TSV- based wafer level packaging technologies. SMIC also launched 95nm ultra-low power SPOCULL (SMIC Poly Contact Ultra Low Leakage) technology, which can pack 2 times the logic density and three times the SRAM density compared to the 0.13µm node; and which can be used for various applications including RF, power management, and internet-of-things (IoT).

The building and strengthening of SMIC’s technology R&D organization continued in 2015 through further optimizations on organization structure and resource distribution to improve operational efficiency and to address the growing demands on advanced technologies as well as specialty technology enhancements. During 2015, SMIC achieved over 1,200 patent filings as a result of its technology R&D activities.

6

Outlook for 2016

Looking forward, we are full of anticipation in regards to the upcoming business opportunities. With the growing demand from our customers and our investment in R&D accelerating, we estimate 2016 sales revenue will exceed global foundry industry average growth. Our capacity target by 2016 year-end is to install 341,000 8-inch equivalent wafers per month capacity, an increase of 20% compared to 2015 year-end. Shanghai 12- inch fab capacity is targeted to expand to 20,000 12-inch wafers per month compared to 14,000 wafers per month at the end of 2015; in addition, the majority owned Beijing 12-inch joint venture fab capacity is targeted to expand to 15,000 12-inch wafers per month capacity, from 6,000 as of 2015 year-end; Shenzhen 8-inch fab capacity is targeted to reach 30,000 8-inch wafers per month from 13,000 wafers per month as of 2015 year-end. We believe 28nm is a long-lived node and is strategic for the long-term growth and development of SMIC. Our 28nm and 40nm flexible capacity allows us to best utilize our capacity according to our customers’ needs. With the opportunities presented to us being in China, we strive to capture the attractive prospects with profitability as our underlying objective. In order to capture the many opportunities at hand, SMIC plans to grow through both organic and inorganic means.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 are derived from, and should be read in conjunction with, the audited consolidated financial statements, including the related notes, included elsewhere in this annual results announcement. The summary consolidated financial data presented below as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 have been prepared in accordance with IFRS.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/15	12/31/14	12/31/13	12/31/12	12/31/11
	(in US$ thousands, except for earnings (loss) per share)
Continuing operations
Revenue	2,236,415	1,969,966	2,068,964	1,701,598	1,319,466
Cost of sales	(1,553,795)	(1,486,514)	(1,630,528)	(1,352,835)	(1,217,525)
Gross profit	682,620	483,452	438,436	348,763	101,941
Research and development expenses, net	(237,157)	(189,733)	(145,314)	(193,569)	(191,473)
Sales and marketing expenses	(41,876)	(38,252)	(35,738)	(31,485)	(32,559)
General and administration expenses	(213,177)	(139,428)	(138,167)	(107,313)	(57,435)
Other operating income (expense), net	31,594	14,206	67,870	19,117	(11,190)
Profit (loss) from operations	222,004	130,245	187,087	35,513	(190,716)
Interest income	5,199	14,230	5,888	5,390	4,724
Finance costs	(12,218)	(20,715)	(34,392)	(39,460)	(21,903)
Foreign exchange gains or losses	(26,349)	(5,993)	13,726	3,895	17,589
Other gains or losses, net	55,611	18,210	4,010	6,398	6,709
Share of (loss) profit of investment using equity method	(13,383)	2,073	2,278	1,703	4,479
Profit (loss) before tax	230,864	138,050	178,597	13,439	(179,118)
Income tax (expense) benefit	(8,541)	(11,789)	(4,130)	9,102	(82,503)
Profit (loss) for the year from continuing operations	222,323	126,261	174,467	22,541	(261,621)
Discontinued operations
Profit for the year from discontinued operations	—	—	—	—	14,741
Profit (loss) for the year	222,323	126,261	174,467	22,541	(246,880)
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(8,185)	(324)	731	70	4,938
Change in value of available-for- sale financial assets	452	—	—	—	—
Others	130	—	—	—	—
Total comprehensive income (loss) for the year	214,720	125,937	175,198	22,611	(241,942)

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	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/15	12/31/14	12/31/13	12/31/12	12/31/11
	(in US$ thousands, except for earnings (loss) per share)
Profit (loss) for the year attributable to:
Owners of the Company	253,411	152,969	173,177	22,771	(246,817)
Non-controlling interest	(31,088)	(26,708)	1,290	(230)	(63)
	222,323	126,261	174,467	22,541	(246,880)
Total comprehensive income (loss) for the year attributable to:
Owners of the Company	245,803	152,645	173,908	22,841	(241,879)
Non-controlling interest	(31,083)	(26,708)	1,290	(230)	(63)
	214,720	125,937	175,198	22,611	(241,942)
Earnings (loss) per share
From continuing and discontinued operations
Basic	$0.01	$0.00	$0.01	$0.00	$(0.01)
Diluted	$0.01	$0.00	$0.01	$0.00	$(0.01)
From continuing operations
Basic	$0.01	$0.00	$0.01	$0.00	$(0.01)
Diluted	$0.01	$0.00	$0.01	$0.00	$(0.01)

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	As of December 31,
	2015	2014	2013	2012	2011
	(in US$ thousands)
Statements of Financial Position Data:
Property, plant and equipment	3,903,818	2,995,086	2,528,834	2,385,435	2,516,578
Land use right	91,030	135,331	136,725	73,962	77,231
Total non-current assets	4,525,297	3,471,120	2,960,151	2,803,173	2,866,416
Inventories	387,326	316,041	286,251	295,728	207,308
Prepayment and Prepaid operating expenses	40,184	40,628	43,945	46,986	52,805
Trade and other receivables	499,846	456,388	379,361	328,211	200,905
Other financial assets	282,880	644,071	240,311	18,730	1,973
Restricted cash	302,416	238,051	147,625	217,603	136,907
Cash and cash equivalent	1,005,201	603,036	462,483	358,490	261,615
Assets classified as held-for-sale	72,197	44	3,265	4,239	—
Total current assets	2,590,050	2,298,259	1,563,241	1,269,987	861,513
Total assets	7,115,347	5,769,379	4,523,392	4,073,160	3,727,929
Total non-current liabilities	1,157,901	1,311,416	991,673	688,622	230,607
Total current liabilities	1,767,191	1,150,241	938,537	1,108,086	1,251,324
Total liabilities	2,925,092	2,461,657	1,930,210	1,796,708	1,481,931
Non-controlling interest	460,399	359,307	109,410	952	1,182
Total equity	4,190,255	3,307,722	2,593,182	2,276,452	2,245,998

	For the year ended December 31,
	2015	2014	2013	2012	2011
	(in US$ thousands except percentages and operating data)
Cash Flow Data:
Profit (loss) for the year	222,323	126,261	174,467	22,541	(246,880)
Non-cash adjustment to reconcile profit (loss) to net operating cash flow:
Depreciation and amortization	523,549	549,468	546,910	566,899	551,857
Net cash from operating activities	669,197	608,102	738,016	435,166	379,368
Payments for property, plant and equipment	(1,230,812)	(653,134)	(650,160)	(400,291)	(931,574)
Net cash used in investing activities	(789,556)	(1,144,123)	(807,467)	(522,277)	(903,641)
Net cash from financing activities	537,078	676,683	173,458	184,101	268,855
Net increase (decrease) in cash and bank balances	416,719	140,662	104,007	96,990	(255,418)
Other Financial Data:
Gross margin	30.5%	24.5%	21.2%	20.5%	7.7%
Net margin	9.9%	6.4%	8.4%	1.3%	–18.7%
Operating Data:
Wafers shipped (in units):
Total(1)	3,015,966	2,559,245	2,574,119	2,217,287	1,703,615

(1)	Including logic, DRAM, copper interconnects and all other wafers.

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Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue

Revenue increased by 13.5% from US$1,970.0 million for 2014 to US$2,236.4 million for 2015, primarily due to an increase in wafer shipments in 2015 including a significant increase in China sales. For 2015, the overall wafer shipments were 3,015,966 units of 8-inch equivalent wafers, up 17.8% year-over-year.

The average selling price1 of the wafers the Group shipped decreased from US$770 per wafer in 2014 to US$742 in 2015. The percentage of wafer revenues from advanced 40/45nm technologies increased from 11.1% in 2014 to 15.8% in 2015 and the Group entered into mass production of the advanced 28nm technologies in the second half of 2015.

Cost of sales and gross profit

Cost of sales increased by 4.5% from US$1,486.5 million for 2014 to US$1,553.8 million for 2015, primarily due to an increase in wafer shipments but partially offset by an improved fab efficiency and cost saving. Out of the total cost of sales, US$436.1 million and US$424.9 million were attributable to depreciation and amortization for the year ended December 31, 2014 and 2015, respectively.

The Group’s gross profit was US$682.6 million for 2015 compared to US$483.5 million for 2014, representing an increase of 41.2%. Gross margin was 30.5% in 2015 compared to 24.5% in 2014. The increase in gross margin was primarily due to a higher utilization rate in 2015.

Profit for the year from operations

Profit from operations increased from US$130.2 million for the year ended December 31, 2014 to US$222.0 million for the year ended December 31, 2015 primarily due to the combined effect of 1) an increase of wafer shipments in 2015 and 2) higher utilization in 2015.

Research and development expenses increased by 25.0% from US$189.7 million for the year ended December 31, 2014 to US$237.2 million for the year ended December 31, 2015. The increase was mainly due to higher number of R&D activities.

General and administrative expenses increased by 52.9% from US$139.4 million for the year ended December 31, 2014 to US$213.2 million for the year ended December 31, 2015. The increase was primarily due to 1) the start-up expenses relating to the two new fab projects — the 12-inch fab in Beijing and the 8-inch fab in Shenzhen and 2) an increase in accrued employee bonus in 2015.

Sales and marketing expenses increased by 9.5% from US$38.3 million for the year ended December 31, 2014 to US$41.9 million for the year ended December 31, 2015.

Other operating income, net increased by 122.4% from US$14.2 million for the year ended December 31, 2014 to US$31.6 million for the year ended December 31, 2015. The increase was due to the higher gain realized from the partial disposal of our living quarters in 2015.

As a result, the Group’s profit from operations increased to US$222.0 million for the year ended December 31, 2015 from US$130.2 million for the year ended December 31, 2014.

[1]	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

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Profit for the Year

Due to the factors described above, the Group recorded a profit of US$222.3 million in 2015 compared to US$126.3 million in 2014.

Funding Sources for Material Capital Expenditure in the Coming Year

The Group’s planned 2016 capital expenditures for foundry operations are approximately US$2.1 billion, which are mainly for 1) the expansion of capacity in 12-inch fab in Semiconductor Manufacturing North China (Beijing) Corporation, a majority-owned subsidiary of the Company (“SMNC”), 8-inch fab in Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), 12-inch fab in Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”) and a new 12-inch majority-owned joint venture with bumping services in SJ Semiconductor (Jiangyin) Corporation (”SJ Jiangyin”), 2) a new majority-owned joint venture company, which will focus on research and development on 14nm logic technology, and 3) research and development equipment, mask shops and intellectual property acquisition.

The Group’s planned 2016 capital expenditures for non-foundry operations are approximately US$60 million, mainly for the construction of living quarters.

The Group’s actual expenditures may differ from its planned expenditures for a variety of reasons, including changes in its business plan, process technology, market conditions, equipment prices, or customer requirements. The Group will monitor the global economy, the semiconductor industry, the demands of its customers, and its cash flow from operations and will adjust its capital expenditures plans as necessary.

The primary sources of capital resources and liquidity include cash generated from operations, bank borrowings and debt or equity issuances and other forms of financing. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet the Group’s growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

Bad Debt Provision

The Group determines its bad debt provision based on the Group’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. A fixed percentage is applied to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. The Group’s bad debt provision excludes receivables from a limited number of customers due to their high creditworthiness. Any receivables which have been fully provided for and are subsequently deemed non-collectible will be written off against the relevant amount of provision. The Group’s recognized bad debt provision in 2014 and 2015 amounted to US$1.6 million and US$0.5 million, respectively. The Group reviews, analyzes and adjusts bad debt provisions on a monthly basis.

12

Debt Arrangements

Set forth in the table below are the aggregate amounts, as of December 31, 2015, of the Group’s future cash payment obligations under the Group’s existing contractual arrangements on a consolidated basis:

	Payments due by period Less than
Contractual obligations	Total	1 year	1–2 years	2–5 years	Over 5 years
	(consolidated, in US$ thousands)
Short-term borrowings	62,872	62,872	—	—	—
Long-term loans	466,232	50,196	15,830	172,916	227,290
Convertible bonds(1)	392,632	392,632	—	—	—
Bonds payable	493,207	—	—	493,207	—
Purchase obligations(2)	1,340,941	1,340,941	—	—	—
Total contractual obligations	2,755,884	1,846,641	15,830	666,123	227,290

(1)	The holders of each convertible bond will have the right to require the Company to redeem all or some only of the convertible bonds at their principal amount on November 7, 2016.

(2)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

As of December 31, 2015, the Group’s outstanding long-term loans primarily consisted of US$63.6 million in secured bank loans and US$402.6 million in unsecured bank loans, which are repayable in installments starting in June 2016, with the last payment due in December 2030.

2013 USD Loan (SMIC Shanghai)

In August 2013, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 12-inch fab. The facility is secured by the manufacturing equipment located in the SMIS’ 12-inch fab. As of December 31, 2015 SMIS had drawn down US$260 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable from February 2018 to August 2018. The interest rate on this loan facility ranged from 4.33% to 4.89% in 2015. SMIS was in compliance with the related financial covenants as of December 31, 2015.

2015 USD Loan (SMIC Shanghai)

In April 2015, SMIS entered into a loan facility in the aggregate principal amount of US$66.1 million with US Export-Import Bank. This five-year bank facility was used to finance the planned expansion for SMIS’ 12- inch fab. The facility is secured by the manufacturing equipment located in the SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down US$66.1 million and repaid US$13.2 million on this loan facility. The outstanding balance of US$52.9 million is repayable from June 2016 to December 2019. The interest rate on this loan facility ranged from 1.21% to 1.75% in 2015. SMIS was in compliance with the related financial covenants as of December 31, 2015.

2015 RMB Loan I (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility was used for new SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down RMB1,000 million (approximately US$154.1 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2015.

13

2015 RMB Loan II (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down RMB475 million (approximately US$73.2 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility was 1.20% in 2015.

2015 EXIM RMB Loan (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB480 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2015, SMIS had drawn down RMB480 million (approximately US$74.0 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2015.

2014 EXIM RMB Loan (SMIC Beijing)

In December 2014, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into a RMB Loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2015, SMIB had drawn down RMB240 million (approximately US$37.0 million) on this loan facility. The principal amount is repayable in December 2016. The interest rate on this loan facility ranged from 3.65% to 3.90% in 2015.

2015 CDB RMB Loan (SMIC Beijing)

In December 2015, SMIB entered into the new RMB Loan, a fifteen-year working capital loan facility in the principal amount of RMB195 million with China Development Bank, which is unsecured. As of December 31, 2015, SMIB had drawn down RMB195 million (approximately US$30.0 million) on this loan facility. The principal amount is repayable from December 2017 to December 2030. The interest rate on this loan facility was 1.20% in 2015.

2015 RMB Entrust Loan (SJ Jiangyin)

In July 2015, SJ Jiangyin entered into the new RMB Loan of zero-interest rate, a five-year working capital loan facility in the principal amount of RMB93 million with Jiangyin Science and Technology New City Investment Management Company Ltd, which is unsecured. As of December 31, 2015, SJ Jiangyin had drawn down RMB93 million (approximately US$14.3 million) on this loan facility. The principal amount is repayable in July 2020.

2015 CDB USD Loan (SJ Jiangyin)

In September 2015, SJ Jiangyin entered into the new USD Loan, a seven-year working capital loan facility in the principal amount of US$44.5 million with China Development Bank. This bank facility was used to expand the capacity of SJ Jiangyin’ 12-inch bumping fab. The facility is guaranteed by SMIB. As of December 31, 2015, SJ Jiangyin had drawn down US$20 million on this loan facility. The principal amount is repayable from September 2017 to September 2022. The interest rate on this loan facility ranged from 4.20% to 4.23% in 2015.

As of December 31, 2015, the Group had 29 short-term credit agreements that provided total credit facilities of up to US$1,414.6 million on a revolving basis. As of December 31, 2015, the Group had drawn down US$62.9 million under these credit agreements and US$1,351.7 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest rate ranged from 0.98% to 4.20% in 2015.

14

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The 2013 USD Loan (SMIC Shanghai) constituted part of this strategic framework credit facility.

Capitalized Interest

Interest, after netting off government funding received, incurred on borrowed funds used to construct plant and equipment during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interests of US$30.3 million and US$13.7 million in 2015 and 2014, respectively, have been added to the cost of the underlying assets during the year and are amortized over the respective useful life of the assets. In 2015 and 2014, the Group recorded amortization expenses relating to the capitalized interest of US$15.5 million and US$12.5 million, respectively.

Commitments

As of December 31, 2015, the Group had commitments of US$165.3 million for facilities construction obligations in connection with the Group’s Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin facilities.

As of December 31, 2015, the Group had commitments of US$1,146.3 million to purchase machinery and equipment for its Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin fabs.

As of December 31, 2015 the Group had commitments of US$29.4 million to purchase intellectual property.

Debt to Equity Ratio

As of December 31, 2015, the Group’s net debt to equity ratio was approximately 3.0%. Please refer to Note 39 to our financial statements for calculation.

Foreign Exchange Rate Fluctuation Risk

The Group’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. The Group also enters into transactions in other currencies. The Group is primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB.

To minimize these risks, the Group purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with IFRS.

Cross Currency Swap Fluctuation Risk

In December 2015, the Company entered into a long-term loan facility agreement in the aggregate principal amount of RMB480 million. The Company was primarily exposed to changes in the exchange rate for the RMB.

To minimize the currency risk, the Company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of this RMB long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contracts did not qualify for hedge accounting in accordance with IFRS.

Outstanding Foreign Exchange Contracts

As of December 31, 2015, the Group had outstanding foreign currency forward exchange contract with notional amounts of US$42.9 million, which will mature in 2016. As of December 31, 2015, the fair value of foreign currency forward exchange contracts was approximately US$0.2 million, which was recorded in other financial assets.

15

As of December 31, 2014 and 2013, the Group had no outstanding foreign currency forward exchange contracts.

The Group does not enter into foreign currency exchange contracts for speculative purposes.

	As of December 31, 2015		As of December 31, 2014		As of December 31, 2013
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	Notional Value	Fair Value	Notional Value	Fair Value	Notional Value	Fair Value

Forward Foreign Exchange Agreement
(Receive Eur/Pay US$)
Contract Amount	42,872	172	—	—	—	—
Total Contract Amount	42,872	172	—	—	—	—

Outstanding Cross Currency Swap Contracts

As of December 31, 2015, the Company had outstanding cross currency swap contracts with notional amounts of US$74.0 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2015, the fair value of cross currency swap contracts was approximately US$(1.5) million and was recorded in other financial liabilities. The cross currency swap contracts will mature in 2018.

As of December 31, 2014 and 2013, the Group had no outstanding cross currency swap contracts.

	As of December 31, 2015		As of December 31, 2014		As of December 31, 2013
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	Notional Value	Fair Value	Notional Value	Fair Value	Notional Value	Fair Value

Cross Currency Swap Contracts
(Receive RMB/Pay US$)
Contract Amount	73,966	(1,459)	—	—	—	—
Total Contract Amount	73,966	(1,459)	—	—	—	—

Interest Rate Risk

The Group’s exposure to interest rate risks relates primarily to the Group’s long-term loans, which the Group generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Group’s debt obligations outstanding as of December 31, 2015. The Group’s long-term loans are all subject to variable interest rates. The interest rates on the Group’s U.S. dollar-denominated loans are linked to the LIBOR. As a result, the interest rates on the Group’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

16

	As of December 31,
	2016	2017	2018	2019	2020 and thereafter
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	910,807	561,418	465,203	444,044	2,455
Average interest rate	2.78%	2.40%	2.37%	2.33%	5.22%
RMB denominated
Average balance	381,640	345,630	340,924	261,762	123,970
Average interest rate	1.66%	1.46%	1.45%	1.13%	1.19%
Weighted average forward interest rate	2.45%	2.04%	1.98%	1.89%	1.27%

Co-Investment in Relation to Proposed Acquisition of STATS ChipPAC

On December 22, 2014, (i) SilTech Shanghai, an indirectly wholly-owned subsidiary of the Company; (ii) Jiangsu Changjiang Electronics Technology Co., Ltd. (”JCET“); and (iii) China Integrated Circuit Industry Investment Fund Co., Ltd., (“China IC Fund”) entered into a co-investment agreement to form an investment consortium in connection with the proposed acquisition of STATS ChipPAC Ltd. (“STATS ChipPAC”), a leading provider of advanced semiconductor packaging and test services in the world and a company incorporated in the Republic of Singapore, shares of which are listed on the Singapore Exchange Securities Trading Limited.

On June 18, 2015, according to the co-investment agreement, the Group invested US$102 million as a capital contribution for 19.6% equity interest in Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”), a company incorporated in Jiangsu province, China. The transaction was recorded as an investment in associate of the Group.

On June 26, 2015, JCET-SC (Singapore) Pte. Ltd. (“JCET-SC”), a company incorporated in the Republic of Singapore, the subsidiary of Changjiang Xinke, announced a voluntary conditional cash offer (the “Offer”) for all the shares in STATS ChipPAC at SGD0.46577 per share. On August 5, JCET-SC’s financial advisers announced, for and on behalf of JCET-SC, that all conditions to the Offer had been fulfilled and the Offer had become and was declared unconditional in all respects. The unconditional acceptance announcement offer was closed on August 27, 2015 and the acquisition was finished soon afterwards.

Furthermore, JCET granted the Company an option to sell the shares of Changjiang Xinke to JCET at an exercise price equivalent to the Company’s initial investment plus an annual return rate at any time after Stats ChipPAC was acquired.

Joint Venture Agreement in Relation to SMIC Advanced Technology Research & Development (Shanghai) Corporation

On June 23, 2015, the Company, Huawei, Qualcomm Global Trading Pte. Ltd. (“Qualcomm”), and IMEC International (“imec”) jointly issued a press release in relation to the formation of SMIC Advanced Technology Research & Development (Shanghai) Corporation, an equity joint venture company. The joint venture company will focus on R&D towards next generation CMOS logic technology and is designed to build China’s most advanced integrated circuit (IC) development R&D platform. SMIC Advanced Technology R&D (Shanghai) Corporation is majority owned by SMIC, while Huawei, imec, and Qualcomm are minority shareholders. The current focus of the joint venture company will be on developing 14nm logic technology.

17

Issue of Equity Securities under General Mandate

Issue of 4,700,000,000 New Ordinary Shares

On February 12, 2015, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with the China Integrated Circuit Industry Investment Fund Co., Ltd., a company established under the laws of the PRC (the “China IC Fund”) whereby (i) the Company has conditionally agreed to allot and issue to the China IC Fund, and the China IC Fund has conditionally agreed to subscribe, through its wholly-owned subsidiary incorporated in Hong Kong, for 4,700,000,000 new Ordinary Shares of par value of US$0.0004 each (the “New Share(s)”) at the subscription price of HK$0.6593 per New Share (the “Subscription Price”). The aggregate nominal value of the New Shares was US$1,880,000. The Subscription Price represented a discount of approximately 7.14% to the closing price of HK$0.710 per Ordinary Share as quoted on The Stock Exchange of Hong Kong Limited (“SEHK”) on February 12, 2015, being the last full trading day immediately before the execution of the Share Purchase Agreement.

On June 8, 2015, the New Shares, representing approximately 11.54% of the issued share capital of the Company as enlarged by the issue of the New Shares, were issued to Xinxin (Hongkong) Capital Co. (a wholly-owned subsidiary of the China IC Fund), Limited pursuant to the general mandate granted to the Directors by the shareholders at the annual general meeting of the Company held on June 27, 2014 and ranked pari passu in all respect with the existing Ordinary Shares in issue. The net proceeds were approximately US$399.5 million and were used for capital expenditure, debt repayment and general corporate purposes.

The Company considered that the China IC Fund would bring strategic value to the Company and the funds raised in this transaction would improve the working capital position of the Group and enhance its overall liquidity; the transaction therefore would enhance shareholders’ value and is in the interests of the Company and its shareholders as a whole.

Share Capital

During the year ended December 31, 2015, the Company issued 126,900,443 Ordinary Shares to certain of the eligible participants including employees, directors, officers, and service providers of the Company (“eligible participants”) pursuant to the Company’s 2004 Stock Option Plan (“2004 Stock Option Plan”), 75,546,693 Ordinary Shares to certain of the eligible participants pursuant to the Company’s amended and restated 2004 Equity Incentive Plan (“2004 Equity Incentive Plan”). During the year, there were 2,407,402 and 27,429,599 Ordinary Shares issued as a result of the exercise of equity awards granted pursuant to the Company’s 2014 stock option plan (the “2014 Stock Option Plan”) and the Company’s 2014 equity incentive plan (the “2014 Equity Incentive Plan”) which have replaced the 2004 Stock Option Plan and the 2004 Equity Incentive Plan, respectively, upon their termination.

Outstanding Share Capital as at December 31, 2015:	Number of Shares Outstanding
Ordinary Shares	42,073,748,961

Under the terms of the 2014 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“RSU(s)”) to eligible participants. Each RSU represents the right to receive one Ordinary Share. RSUs granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the RSUs and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of RSU. For the year ended December 31, 2015, the Compensation Committee of the Company granted a total of 146,852,985 RSUs.

18

As at December 31, 2015, a total of 304,512,677 RSUs granted pursuant to the terms of the 2004 Equity Incentive Plan and the 2014 Equity Incentive Plan, whether or not such RSUs were vested, remained outstanding. The vesting schedule of these outstanding Restricted Share Units is set forth below:

Vesting Dates	No. of Restricted Share Units Outstanding
2015
1-Mar	127,345
17-Jun	600,364
5-Nov	561,114
2016
1-Mar	91,345,911
6-Mar	2,701,246
15-Apr	80,000
1-May	13,230,000
4-May	80,000
1-Jun	100,000
15-Jun	130,000
17-Jun	600,364
7-Jul	100,000
9-Jul	625,000
8-Oct	100,000
5-Nov	561,114
2017
1-Mar	91,345,903
6-Mar	2,701,246
15-Apr	80,000
4-May	80,000
1-Jun	100,000
15-Jun	130,000
17-Jun	600,364
7-Jul	100,000
8-Oct	100,000
5-Nov	561,114
2018
1-Mar	58,229,735
6-Mar	2,701,246
15-Apr	80,000
4-May	80,000
1-Jun	100,000
15-Jun	130,000
7-Jul	100,000
8-Oct	100,000
5-Nov	561,114
2019
1-Mar	32,398,250
6-Mar	2,701,247
15-Apr	80,000
4-May	80,000
1-Jun	100,000
15-Jun	130,000
7-Jul	100,000
8-Oct	100,000
Total	304,512,677

Repurchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Ordinary Shares during the year ended December 31, 2015.

19

Corporate Governance Practices

The HKSE’s Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Hong Kong Stock Exchange Listing Rules contains code provisions (the “Code Provisions”) to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Company has adopted a set of Corporate Governance Policy (the “CG Policy”) since January 25, 2005 as its own code of corporate governance, which was amended from time to time to comply with the CG Code. The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions of the CG Code except for Code Provision E.1.3, which relates to the notice period of general meetings of the Company, and some of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

During the year ended December 31, 2015, the Company was in compliance with all the Code Provisions set out in the CG Code except as explained below:

Code Provision A.6.7 of the CG Code requires that independent non-executive directors and other non- executive directors should attend general meetings and develop a balanced understanding of the views of shareholders. Mr. Sean Maloney, an independent non-executive Director, was not able to attend the AGM held on June 26, 2015 due to his overseas engagements during the meeting time. Mr. Tudor Brown, an independent non-executive Director, was not able to attend the extraordinary general meeting of the Company held on August 11, 2015 due to his other engagements during the meeting time.

Save as the aforesaid and in the opinion of the Directors, the Company had complied with all Code Provisions set out in the CG Code during the year ended December 31, 2015.

Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Stock Exchange Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2015. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management of the Company, the accounting principles and practices accepted by the Company and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the audited financial statements of the Group for the year ended December 31, 2015.

20

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

For the year ended December 31, 2015

(In USD’000, except share and per share data)

	Notes	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
		USD’000	USD’000	USD’000
Revenue	5	2,236,415	1,969,966	2,068,964
Cost of sales		(1,553,795)	(1,486,514)	(1,630,528)
Gross profit		682,620	483,452	438,436
Research and development expenses, net		(237,157)	(189,733)	(145,314)
Sales and marketing expenses		(41,876)	(38,252)	(35,738)
General and administration expenses		(213,177)	(139,428)	(138,167)
Other operating income (expense), net	7	31,594	14,206	67,870
Profit from operations		222,004	130,245	187,087
Interest income		5,199	14,230	5,888
Finance costs	8	(12,218)	(20,715)	(34,392)
Foreign exchange gains or losses		(26,349)	(5,993)	13,726
Other gains or losses, net	9	55,611	18,210	4,010
Share of (loss) profit of investment using equity method		(13,383)	2,073	2,278
Profit before tax		230,864	138,050	178,597
Income tax expense	10	(8,541)	(11,789)	(4,130)
Profit for the year	11	222,323	126,261	174,467
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(8,185)	(324)	731
Change in value of available-for-sale financial assets		452	—	—
Others		130	—	—
Total comprehensive income for the year		214,720	125,937	175,198
Profit (loss) for the year attributable to:
Owners of the Company		253,411	152,969	173,177
Non-controlling interests		(31,088)	(26,708)	1,290
		222,323	126,261	174,467
Total comprehensive income (loss) for the year attributable to:
Owners of the Company		245,803	152,645	173,908
Non-controlling interests		(31,083)	(26,708)	1,290
		214,720	125,937	175,198
Earnings per share
Basic	14	0.01	0.00	0.01
Diluted	14	0.01	0.00	0.01

21

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2015

(In USD’000, except share and per share data)

	Notes	12/31/15	12/31/14	12/31/13
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	17	3,903,818	2,995,086	2,528,834
Land use right		91,030	135,331	136,725
Intangible assets	18	224,279	207,822	215,265
Investments in associates	20	181,331	57,631	29,200
Investments in joint ventures	21	17,646	—	—
Deferred tax assets	10	44,942	44,383	43,890
Derivative financial instrument	22	30,173	—	—
Other assets	23	32,078	30,867	6,237
Total non-current assets		4,525,297	3,471,120	2,960,151
Current assets
Inventories	25	387,326	316,041	286,251
Prepayment and prepaid operating expenses		40,184	40,628	43,945
Trade and other receivables	26	499,846	456,388	379,361
Other financial assets	24	282,880	644,071	240,311
Restricted cash	27	302,416	238,051	147,625
Cash and cash equivalent		1,005,201	603,036	462,483
		2,517,853	2,298,215	1,559,976
Assets classified as held-for-sale	16	72,197	44	3,265
Total current assets		2,590,050	2,298,259	1,563,241
Total assets		7,115,347	5,769,379	4,523,392

22

(In USD’000, except share and per share data)

	Notes	12/31/15	12/31/14	12/31/13
		USD’000	USD’000	USD’000
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 42,073,748,961, 35,856,096,167 and 32,112,307,101 shares issued and outstanding at December 31, 2015, 2014 and 2013, respectively	28	16,830	14,342	12,845
Share premium	28	4,903,861	4,376,630	4,089,846
Reserves	29	96,644	98,333	74,940
Accumulated deficit	30	(1,287,479)	(1,540,890)	(1,693,859)
Equity attributable to owners of the Company		3,729,856	2,948,415	2,483,772
Non-controlling interests		460,399	359,307	109,410
Total equity		4,190,255	3,307,722	2,593,182
Non-current liabilities
Borrowings	31	416,036	256,200	600,975
Convertible bonds	32	—	379,394	180,563
Bonds payable	33	493,207	491,579	—
Deferred tax liabilities	10	7,293	69	167
Deferred government funding		175,604	184,174	209,968
Other liabilities	34	65,761	—	—
Total non-current liabilities		1,157,901	1,311,416	991,673
Current liabilities
Trade and other payables	35	1,047,766	794,361	393,890
Borrowings	31	113,068	162,054	390,547
Convertible bonds	32	392,632	—	—
Deferred government funding		79,459	62,609	26,349
Accrued liabilities	36	132,452	131,114	127,593
Other financial liabilities	37	1,459	—	—
Current tax liabilities	10	355	103	158
Total current liabilities		1,767,191	1,150,241	938,537
Total liabilities		2,925,092	2,461,657	1,930,210
Total equity and liabilities		7,115,347	5,769,379	4,523,392

23

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2015

(In USD’000)

	Ordinary shares	Share premium	Equity- settle employee benefits reserve	Foreign currency translation reserve	Change in value of available- for-sale financial assets	Convertible bonds equity reserve	Others	Accumulated deficit	Attributable to owner of the Company	Non- controlling interest	Total Equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
	(Note 28)	(Note 28)	(Note 29)	(Note 29)	(Note 29)	(Note 29)		(Note 30)

Balance at December 31, 2012	12,800	4,083,588	42,232	3,916	—	—	—	(1,867,036)	2,275,500	952	2,276,452
Profit for the year	—	—	—	—	—	—	—	173,177	173,177	1,290	174,467
Other comprehensive income for the year	—	—	—	731	—	—	—	—	731	—	731
Total comprehensive income for the year	—	—	—	731	—	—	—	173,177	173,908	1,290	175,198
Exercise of stock options	45	6,641	(3,457)	—	—	—	—	—	3,229	—	3,229
Share-based compensation	—	—	16,402	—	—	—	—	—	16,402	—	16,402
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	108,000	108,000
Purchased additional shares of subsidiaries	—	(383)	—	—	—	—	—	—	(383)	(178)	(561)
Deconsolidation of subsidiaries due to loss of control	—	—	—	(94)	—	—	—	—	(94)	(654)	(748)
Recognition of equity component of convertible bonds	—	—	—	—	—	15,210	—	—	15,210	—	15,210
Subtotal	45	6,258	12,945	(94)	—	15,210	—	—	34,364	107,168	141,532
Balance at December 31, 2013	12,845	4,089,846	55,177	4,553	—	15,210	—	(1,693,859)	2,483,772	109,410	2,593,182
Profit for the year	—	—	—	—	—	—	—	152,969	152,969	(26,708)	126,261
Other comprehensive income for the year	—	—	—	(324)	—	—	—	—	(324)	—	(324)
Total comprehensive income for the year	—	—	—	(324)	—	—	—	152,969	152,645	(26,708)	125,937
Issuance of ordinary shares	1,411	268,362	—	—	—	—	—	—	269,773	—	269,773
Exercise of stock options	86	18,422	(9,025)	—	—	—	—	—	9,483	—	9,483
Share-based compensation	—	—	18,388	—	—	—	—	—	18,388	—	18,388
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	276,605	276,605
Recognition of equity component of convertible bonds	—	—	—	—	—	14,354	—	—	14,354	—	14,354
Subtotal	1,497	286,784	9,363	—	—	14,354	—	—	311,998	276,605	588,603
Balance at December 31, 2014	14,342	4,376,630	64,540	4,229	—	29,564	—	(1,540,890)	2,948,415	359,307	3,307,722
Profit for the year	—	—	—	—	—	—	—	253,411	253,411	(31,088)	222,323
Other comprehensive income for the year	—	—	—	(8,185)	447	—	130	—	(7,608)	5	(7,603)
Total comprehensive income for the year	—	—	—	(8,185)	447	—	130	253,411	245,803	(31,083)	214,720
Issuance of ordinary shares	2,395	506,412	—	—	—	—	—	—	508,807	—	508,807
Exercise of stock options	93	20,819	(12,169)	—	—	—	—	—	8,743	—	8,743
Share-based compensation	—	—	18,088	—	—	—	—	—	18,088	241	18,329
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	132,082	132,082
Deconsolidation of subsidiaries due to loss of control	—	—	—	—	—	—	—	—	—	(148)	(148)
Subtotal	2,488	527,231	5,919	—	—	—	—	—	535,638	132,175	667,813
Balance at December 31, 2015	16,830	4,903,861	70,459	(3,956)	447	29,564	130	(1,287,479)	3,729,856	460,399	4,190,255

24

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2015

(In USD’000)

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Profit for the year	222,323	126,261	174,467
Adjustments for:
Income tax expense	8,541	11,789	4,130
Amortization of intangible assets and land use right	50,541	43,102	44,987
Depreciation of property, plant and equipment	473,008	506,366	501,923
Impairment loss of available-for-sale equipment	—	—	279
Expense recognized in respect of equity-settled share-based payments	18,329	18,388	16,402
Finance costs	12,218	20,715	34,392
Gain on disposal of available-for-sale investment	(387)	—	—
Gain on disposal of property, plant and equipment	(28,949)	(13,904)	(33,996)
Gain on disposal of subsidiaries	—	—	(28,304)
Loss (gain) on deconsolidation of subsidiaries	57	208	(5,419)
Interest income recognized in profit or loss	(5,199)	(14,230)	(5,888)
Bad debt allowance on trade receivables	528	1,616	617
Impairment (reversal) loss recognized on inventories	(13,338)	29,577	(141)
Net (gain) loss arising on financial assets at fair value through profit or loss	(52,834)	(8,649)	76
Net loss (gain) arising on financial liabilities at fair value through profit or loss	1,459	—	(25)
Net loss on foreign exchange	15,608	—	—
Reversal of bad debt allowance on trade receivables	(541)	(59)	(1,213)
Share of loss (profit) of investment using equity method	13,383	(2,073)	(2,278)
Other non-cash expense	—	(769)	(413)
	714,747	718,338	699,596
Operating cash flows before movements in working capital:
Increase in trade and other receivables	(39,902)	(89,232)	(33,375)
(Increase) decrease in inventories	(57,947)	(59,367)	8,595
Increase in restricted cash relating to operating activities	(16,675)	(41,637)	(5,944)
(Increase) decrease in prepaid operating expenses	(856)	1,129	2,129
(Increase) decrease in other assets	(6,476)	(1,731)	619
Increase (decrease) in trade and other payables	39,096	79,340	(24,311)
Increase in deferred government funding	8,280	8,268	85,972
Increase (decrease) in accrued liabilities and other liabilities	49,928	(3,768)	42,264
Cash generated from operations	690,195	611,340	775,545
Interest paid	(26,174)	(16,087)	(43,239)
Interest received	4,894	14,239	6,770
Income taxes received (paid)	282	(1,390)	(1,060)
Net cash generated from operating activities	669,197	608,102	738,016

25

(In USD’000)

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Investing activities
Payments to acquire financial assets	(2,412,259)	(1,997,624)	(258,102)
Proceeds on sale of financial assets	2,782,181	1,602,513	39,245
Payments for property, plant and equipment	(1,230,812)	(653,134)	(650,160)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	87,890	52,911	61,099
Proceeds from disposal of available-for-sale investment	1,204	—	—
Payments for intangible assets	(29,384)	(49,285)	(45,425)
Payments for land use rights	(9,265)	(1,123)	(76,032)
Payments to acquire long-term investment	(160,777)	(49,034)	(562)
Change in restricted cash relating to investing activities	181,963	(48,411)	71,933
Net cash inflow from disposition of disposal subsidiaries	—	—	57,743
Net cash outflow from deconsolidation of subsidiaries	(297)	(936)	(6,799)
Others	—	—	(407)
Net cash used in investing activities	(789,556)	(1,144,123)	(807,467)
Financing activities
Proceeds from borrowings	341,176	376,554	905,127
Repayment of borrowings	(453,730)	(952,383)	(1,008,698)
Proceeds from issuance of new shares	508,807	270,180	—
Proceeds from issuance of convertible bonds	—	203,763	195,800
Proceeds from issuance of corporate bonds	—	492,315	—
Proceeds from exercise of employee stock options	8,743	9,483	3,229
Repayment of promissory notes	—	—	(30,000)
Proceeds from non-controlling interest-capital contribution	132,082	276,771	108,000
Net cash from financing activities	537,078	676,683	173,458
Net increase in cash and cash equivalent	416,719	140,662	104,007
Cash and cash equivalent at the beginning of the year	603,036	462,483	358,490
Effects of exchange rate changes on the balance of cash held in foreign currencies	(14,554)	(109)	(14)
Cash and cash equivalent at the end of the year	1,005,201	603,036	462,483

26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015

1.	General information

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

The Company and its subsidiaries (hereinafter collectively referred to as the “Group”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 19.

These financial statements are presented in US dollars, unless otherwise stated.

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”)

(a)	New and revised IFRSs that are mandatorily effective for the year ended December 31, 2015

In the current year, the Group has adopted the following amendments to IFRSs that are mandatorily effective for an accounting period that begins on or after January 1, 2015. Such adoption did not have a material effect on the Group’s consolidated financial statements.

27

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”) (continued)

(a)	New and revised IFRSs that are mandatorily effective for the year ended December 31, 2015 (continued)

Annual Improvements to IFRSs 2010–2012 Cycle

The amendments to IAS 24 clarify that the reporting entity is not required to disclose the compensation paid by the management entity (as a related party) to the management entity’s employee or directors, but it is required to disclose the amounts charged to the reporting entity by the management entity for services provided. The amendments are effective for annual periods beginning on or after July 1, 2014.

Annual Improvements to IFRSs 2011–2013 Cycle

The amendments to IFRS 3 clarify that IFRS 3 does not apply to the accounting for the formation of any joint arrangement under IFRS 11 in the financial statements of the joint arrangement. The amendments are prospectively effective for annual periods beginning on or after July 1, 2014 with early adoption permitted.

(b)	New or revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

New or revised IFRSs	Effective date

IFRS 9 — Financial Instruments	On or after July 1, 2018
IFRS 15 — Revenue from contracts with customers	On or after January 1, 2017
IFRS 16 — Leases	On or after January 1, 2019
Amendments to IFRS 11 — Accounting for acquisitions of interests in joint operations	On or after January 1, 2016
Amendments to IFRS 10, 12 and IAS 28 — Investment entities: applying the consolidation exception	On or after January 1, 2016
Amendments to IAS 1 — Disclosure initiative	On or after January 1, 2016
Amendments to IAS 16 and IAS 38 — Clarification of acceptable methods of depreciation and amortization	On or after January 1, 2016
Amendments to IFRS 10 and IAS 28 — Sale or contribution of assets between an investor and its associate or joint venture	On or after January 1, 2016
Amendments to IAS 27 — Equity method in separate financial statements	On or after January 1, 2016
Amendments to IFRSs — Annual Improvements to IFRSs 2012–2014 Cycle	On or after January 1, 2016

The Group is in the process of evaluating the impact of the new standards or amendments on its consolidated financial statements.

28

2.	Application of new and revised International Financial Reporting Standards (“IFRSs”) (continued)

(c)	New Hong Kong Companies Ordinance (Cap. 622)

The requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation during the financial year, as a result, there are changes to presentation and disclosures of certain information in the consolidated financial statements. Major changes include: (i) Parent company balance sheet is no longer required to be presented as a primary statement. It is presented in the notes to the financial statements; (ii) More extensive disclosures are required for the benefits and interests of directors.

3.	Significant accounting policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with all applicable IFRS issued by the IASB. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as explained in the accounting policies set out below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except when otherwise indicated.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

29

3.	Significant accounting policies (continued)

Basis of preparation (continued)

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability

The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Group and entities (including structured entities) controlled by the Group. Control is achieved when the Group:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Group, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

30

3.	Significant accounting policies (continued)

Basis of consolidation (continued)

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non- controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associates. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

31

3.	Significant accounting policies (continued)

Investments in associates (continued)

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. The difference between the recoverable amount and the carrying amount is recognized as impairment loss in the profit or loss. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

32

3.	Significant accounting policies (continued)

Investments in joint ventures

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their previous carrying amount and fair value less costs of disposal.

33

3.	Significant accounting policies (continued)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

The Group manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Group also sells certain semiconductor standard products to customers.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Customers have the right of return within one year pursuant to warranty provisions. The Group typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Group estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

Gain on sale of real estate property

Gain from sales of real estate property is recognized when all the following conditions are satisfied: 1) sales contract executed, 2) full payment collected, or down payment collected and non-cancellable mortgage contract is executed with borrowing institution, 3) and the respective properties have been delivered to the buyers.

Interest income

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

34

3.	Significant accounting policies (continued)

Foreign currencies

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Untied States dollar (“US dollar”), which is the Company’s functional and the Group’s presentation currency.

In preparing the financial statements of each individual group entity transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into United States dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

35

3.	Significant accounting policies (continued)

Government funding

Government funding is not recognized in profit or loss until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the funding will be received.

Government funding relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government funding relating to property, plant and equipment, whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets, are recognized as deferred income in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government funding that is receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related cost are recognized in profit or loss in the period in which they become receivable.

Retirement benefits

The Group’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Group is required to make contributions to the state-managed retirement plan at a main rate equal to 20.0% to 21.0% (the standard in Shenzhen site ranges from 13% to 14% according to Shenzhen government regulation) of the monthly basic salary of current employees. The Group has no further payment obligations once the contributions have been paid. The costs are recognized in profit or loss when incurred.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 38.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve. When share options are exercised, the amount previously recognized in the reserve will be transferred to share premium.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

36

3.	Significant accounting policies (continued)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition other than in a business combination of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

37

3.	Significant accounting policies (continued)

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at their costs, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long- term construction projects if the recognition criteria are met.

The Group constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs that are directly related to the construction and acquisition of such plant and equipment are capitalized. Depreciation is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

An item at property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight-line method. The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The following useful lives are used in the calculation of depreciation.

Buildings	25 years
Plant and equipment	5–10 years
Office equipment	3–5 years

Land use right

Land use rights, which are all located in the PRC, are recorded at cost and are charged to profit or loss ratably over the term of the land use agreements which range from 50 to 70 years.

38

3.	Significant accounting policies (continued)

Intangible assets

Acquired intangible assets which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with effect of any changes in estimate being accounted for on a prospective basis.

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash- generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subjected to an insignificant risk of changes in value, with original maturities of three months or less.

Restricted cash

Restricted cash consists of bank deposits pledged against letters of credit and short-term credit facilities and unused government funding for certain research and development projects. Changes of restricted cash pledged against letter of credit and short-term credit facilities and changes of restricted cash paid for property, plant and equipment are presented as investing activity in consolidated statements of cash flows. Changes of restricted cash of unused government funding for expensed research and development activities are presented as operating activity in consolidated statements of cash flows.

39

3.	Significant accounting policies (continued)

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities other than financial assets and financial liabilities at fair value through profit or loss are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”) and ‘available-for-sale’ (“AFS”) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

40

3.	Significant accounting policies (continued)

Financial assets (continued)

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near term; or

•	it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL (including foreign currency forward contracts, cross currency swap contracts, put option and financial products sold by banks) are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ’other gains and losses’ line item.

Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

AFS financial assets are initially recognized at fair value plus transaction costs and subsequently carried at fair value, with changes in fair value recognized in other comprehensive income.

41

3.	Significant accounting policies (continued)

Financial assets (continued)

Available-for-sale financial assets (AFS financial assets) (continued)

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as “other gains and losses”.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of “other income”.

Dividends on AFS equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including trade and other receivables, and cash and bank balances and restricted cash are measured at amortized cost using the effective interest method, less any impairment loss.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	breach of contract, such as a default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

42

3.	Significant accounting policies (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For certain categories of financial assets, such as trade receivables, assets are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For assets classified as available for sale, it is assessed at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For debt securities, if any such evidence exists the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of profit or loss.

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in profit or loss. Impairment losses recognized in the consolidated statement of profit or loss on equity instruments are not reversed through the consolidated statement of profit or loss.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

43

3.	Significant accounting policies (continued)

Financial assets (continued)

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Convertible Bonds

The component parts of the convertible bonds issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

44

3.	Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Convertible Bonds (continued)

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

The Group assesses if the embedded derivatives in respect of the early redemption features are deemed to be clearly and closely related to the host debt contract. Embedded derivatives need not be separated if they are regarded as closely related to its host contract. If they are not, they would be separately accounted for.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible bonds using the effective interest method.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL (including cross currency swap contracts) when the financial liability is held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item. Fair value is determined in the manner described in Note 39.

Other financial liabilities

Other financial liabilities (including borrowings, trade and other payables, promissory notes, long-term financial liabilities and bonds payable) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or (where appropriate) shorter period, to the net carrying amount on initial recognition.

45

3.	Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Financial liabilities (continued)

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. Further details of derivative financial instruments are disclosed in Note 39.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

4.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Group’s accounting policies, which are described in Note 3, the Group is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”. The Group estimates the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, the Group records a write-down to cost of sales for the difference between the carrying cost and NRV.

46

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Long-lived assets

The Group assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that the Group considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model.

The Group makes subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. The Group measures the recoverability of assets that will continue to be used in the Group’s operations by comparing the carrying value of CGU to the Group’s estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate and sales margin used for extrapolation purposes.

In order to remain technologically competitive in the semiconductor industry, the Group has entered into technology transfer and technology license arrangements with third parties in an attempt to advance the Group’s process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. The Group routinely reviews the remaining estimated useful lives of these intangible assets and deferred costs. The Group also evaluates these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, the Group will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

47

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Share-based Compensation Expense

The fair value of options and shares issued pursuant to the Group’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Group estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. The Group uses projected volatility rates based upon the Group’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Group’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly. Further details on share-based compensation are disclosed in note 38.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Group companies.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

As at December 31, 2015, a deferred tax asset of US$0.4 million (December 31, 2014: US$0.5 million and December 31, 2013: nil) in relation to unused tax losses recognized in the Group’s consolidated statement of financial position. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. Further details on taxes are disclosed in Note 10.

48

4.	Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Fair value of financial instruments

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group engages third party qualified valuers to perform the valuation.

The Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Notes 39 provide detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various assets and liabilities.

Impairment of trade and other receivable

The Group assesses at the end of each reporting period whether there is any objective evidence that trade and other receivable is impaired. To determine whether there is objective evidence of impairment, the Group considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. The carrying amount of the Group’s trade and other receivable at the end of the reporting period is disclosed in Note 26.

5.	Segment information

The Group is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about resources allocation and assessing performance of the Group. The Group operates in one segment. The measurement of segment profits is based on profit from operation as presented in the statements of profit or loss and other comprehensive income.

The Group operates in three principal geographical areas — United States, Europe, and Asia Pacific. The Group’s operating revenue from customers, based on the location of their headquarters, is detailed below.

49

5.	Segment information (continued)

	Revenue from external customers
	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
United States	776,223	855,792	1,002,699
Mainland China and Hong Kong	1,066,558	852,204	836,771
Eurasia*	393,634	261,970	229,494
	2,236,415	1,969,966	2,068,964

*	Not including Mainland China and Hong Kong

The Group’s operating revenue by product and service type is detailed below:

	Revenue by product and service type
	year ended 12/31/15	year ended 12/31/14	year ended 12/31/13
	USD’000	USD’000	USD’000
Sales of wafers	2,134,943	1,864,524	1,952,774
Mask making, testing and others	101,472	105,442	116,190
	2,236,415	1,969,966	2,068,964

The Group’s business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. The Group will continue to incur capital expenditures and depreciation expenses as it equips and ramps-up additional fabs and expand its capacity at the existing fabs. The following table summarizes property, plant and equipment of the Group by geographical location.

	Property, plant and equipment
	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
United States	95	124	33
Europe	5	4	4
Taiwan	122	9	14
Hong Kong	3,040	3,240	3,440
Mainland China	3,900,556	2,991,709	2,525,343
	3,903,818	2,995,086	2,528,834

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6.	Significant customers

The following table summarizes net revenue or gross accounts receivable for customers which accounted for 10% or more of net revenue and gross accounts receivable:

	Net revenue			Gross accounts receivable
	Year ended December 31,			December 31,
	2015	2014	2013	2015	2014	2013
Customer A	366,696	483,430	473,699	75,643	107,475	109,778
Customer B	324,267	*	*	50,068	*	*
Customer C	215,527	*	270,230	25,548	*	19,619
Customer D	168,352	*	*	55,852	*	*

Customer A	16%	25%	23%	19%	25%	31%
Customer B	15%	*	*	13%	*	*
Customer C	10%	*	13%	6%	*	6%
Customer D	8%	*	*	14%	*	*

* Less than 10% of net revenue and gross accounts receivable in the period.

7.	Other operating income (expense), net

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Gain on disposal of property, plant and equipment and assets classified as held-for-sale	28,949	13,904	33,996
Gain on disposal of subsidiaries	—	—	28,304
(Loss) gain on deconsolidation of subsidiaries	(57)	(208)	5,419
Others	2,702	510	151
	31,594	14,206	67,870

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2015, 2014 and 2013 was primarily from the sales of the staff living quarters in Shanghai and Beijing to employees.

51

8.	Finance costs

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Interest on:
Bank and other borrowings
— wholly repayable within five years	6,782	19,245	45,924
— not wholly repayable within five years	202	—	1,440
Interest on convertible bonds	13,238	9,614	1,173
Interest on corporate bonds	22,253	5,554	—
Accretion of interest to preferred shareholders of a subsidiary	—	—	1,683
Total interest expense for financial liabilities not classified as at FVTPL	42,475	34,413	50,220
Less: amounts capitalized	(30,257)	(13,698)	(15,828)
	12,218	20,715	34,392

The weighted average effective interest rate on funds borrowed generally is 3.75% per annum (2014: 2.91% per annum and 2013: 4.42% per annum).

9.	Other gains and losses, net

For the year ended December 31, 2015, other gains or losses, net were US$55.6 million (2014: US$18.2 million and 2013: US$4.0 million), within which the changes of fair value of the financial products were US$22.5 million (2014: US$14.5 million and 2013: US$0.4 million) and the changes of far value of the derivative financial instruments were US$28.9 million (2014: nil and 2013: nil).

10.	Income taxes

Income tax recognized in profit or loss

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Current tax — Enterprise Income Tax	(47)	1,226	957
Deferred tax	6,665	(591)	(783)
Current tax — Land Appreciation Tax	1,923	11,154	3,956
Total income tax expense raised in the current year	8,541	11,789	4,130

52

10.	Income taxes (continued)

Income tax recognized in profit or loss (continued)

The income tax expense for the year can be reconciled to the accounting profit as follows:

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Profit before tax	230,864	138,050	178,597
Income tax expense calculated at 15% (2014: 15% and 2013:15%)	34,630	20,708	26,790
Effect of expenses not deductible for tax purpose	—	—	1,247
Effect of tax holiday and tax concession	(54,483)	(12,032)	(3,045)
Tax losses for which no deferred tax assets were recognized	25,732	20,134	—
Utilization of previously unrecognized tax losses and temporary differences	(3,687)	(32,818)	(23,042)
Effect of different tax rates of subsidiaries operating in other jurisdictions	4,226	6,387	(641)
Others	488	(71)	(578)
Land Appreciation Tax (after tax)	1,635	9,481	3,399
Income tax expense	8,541	11,789	4,130

The tax rate used for the 2015, 2014 and 2013 reconciliation above is the corporate tax rate of 15% payable by most of the Group’s entities in Mainland China under tax law in that jurisdiction.

Current tax liabilities

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Current tax liabilities
Income tax payable — Land Appreciation Tax	—	—	73
Income tax payable — Others	355	103	85
	355	103	158

53

10.	Income taxes (continued)

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Deferred tax assets	44,942	44,383	43,890
Deferred tax liabilities	(7,293)	(69)	(167)
	37,649	44,314	43,723

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Deferred tax assets
Net operating loss carry forwards	419	524	—
Property plant and equipment	44,523	43,859	43,890
Deferred tax assets	44,942	44,383	43,890
Deferred tax liabilities
Capitalized interest	(3)	(69)	(167)
Property plant and equipment	(7,290)	—	—
Deferred tax liabilities	(7,293)	(69)	(167)

2015.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	43,859	(6,626)	37,233
Capitalized interest	(69)	66	(3)
Others	524	(105)	419
	44,314	(6,665)	37,649

2014.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	43,890	(31)	43,859
Capitalized interest	(167)	98	(69)
Others	—	524	524
	43,723	591	44,314

54

10.	Income taxes (continued)

Deferred tax balances (continued)

2013.12.31

	Opening balance	Recognized in profit or loss	Closing balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	38,955	4,935	43,890
Allowances and reserves	3,829	(3,829)	—
Accrued expenses	224	(224)	—
Capitalized interest	(373)	206	(167)
Unrealized exchange gain	(64)	64	—
Depreciation for asset held for sale	(3)	3	—
Others	372	(372)	—
	42,940	783	43,723

Under the Law of the People’s Republic of China (the “PRC”) on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong (which should have commercial substance and proceed the formal treaty benefit application with in-charge tax bureau) are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

The Company is incorporated in the Cayman Islands, where it is not currently subject to taxation.

The EIT law (became effective on January 1, 2008) applies a uniform 25% enterprise income tax rate to both tax resident enterprise and non-tax resident enterprise, except where a special preferential rate applies.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25%.

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circuit enterprises.

55

10.	Income taxes (continued)

Deferred tax balances (continued)

On April 20, 2012, State Tax Bureau issued CaiShui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry. Circular No. 1 was partially abolished by Circular No. 27 and the preferential taxation policy in Circular No. 1 was replaced by Circular No. 27.

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No. 43”), clarifying that the accreditation and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is applied pursuant to Circular No. 1.

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)	Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”) Pursuant to the relevant tax regulations, SMIS is qualified as an integrated circuit enterprise and enjoyed a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2004 after utilizing all prior years’ tax losses. The income tax rate for SMIS was 15% in 2015 (2014: 15% and 2013: 12.5%).

2)	Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)
In accordance with Circular No. 43 and Circular No. 1, SMIT is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022. After that, the income tax rate will be 15%.

3)	Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)
In accordance with Circular No. 43 and Circular No. 1, SMIB is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2015 after utilizing all prior years’ tax losses. The income tax rate for SMIB was 0% from 2015 to 2019 and 12.5% from 2020 to 2024. After that, the income tax rate will be 15%.

4)	Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)
In accordance with Circular No. 43, Circular No. 1 and Circular No. 27, SMIC Shenzhen, SMNC and SJ Jiangyin are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses on or before December 31, 2017. SMIC Shenzhen, SMNC and SJ Jiangyin were in accumulative loss positions as of December 31, 2015 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC were subject to income tax rate of 25%.

56

10.	Income taxes (continued)

Unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$577.3 million (December 31, 2014: US$532.8 million and December 31, 2013: US$851.7 million) due to the unpredictability of future profit streams, of which US$228.0 million, US$156.2 million, US$8.9 million, US$81.3 million and US$102.9 million will expire in 2016, 2017, 2018, 2019 and 2020, respectively.

11.	Profit (loss) for the year

Profit (loss) for the year has been arrived at after charging (crediting)

11.1 Impairment losses (reversal of impairment losses) on trade receivables

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Allowance on trade receivables (see Note 26)	528	1,616	617
Reversal of allowance on doubtful trade receivables (see Note 26)	(541)	(59)	(1,213)
	(13)	1,557	(596)

11.2 Depreciation and amortization expense

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Depreciation of property, plant and equipment	473,008	506,366	501,923
Amortization of intangible assets and land use right	50,541	43,102	44,987
Total depreciation and amortization expense	523,549	549,468	546,910

11.3 Employee benefits expense

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Wages, salaries and social security contributions	299,267	249,622	233,025
Bonus	107,859	50,157	68,618
Paid annual leave	66	796	541
Non-monetary benefits	21,414	17,231	17,937
Equity-settled share-based payments (Note 38)	18,329	18,388	16,402
Total employee benefits expense	446,935	336,194	336,523

57

11.	Profit (loss) for the year (continued)

Profit (loss) for the year has been arrived at after charging (crediting) (continued)

11.4 Royalties expense

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Royalties expense	36,262	26,344	32,546

11.5 Government funding

Government funding under specific R&D projects

The Group received government funding (including those with primary condition that the Group should purchase, construct or otherwise acquire non-current assets) of US$40.2 million, US$57.3 million and US$145.8 million and recognized US$34.3 million, US$37.4 million and US$26.9 million as reductions of certain R&D expenses in 2015, 2014 and 2013 for several specific R&D projects respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of R&D expenses until the milestones specified in the terms of the funding have been reached.

Government funding for specific intended use

The Group received government funding of US$4.9 million, US$21.4 million and US$7.1 million and recognized US$4.9 million, US$21.4 million and US$7.1 million as reduction of interest expense in 2015, 2014 and 2013 respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of interest expense until the requirements (if any) specified in the terms of the funding have been reached.

11.6 Auditors’ remuneration

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Audit services	1,322	1,568	1,187
Non-audit services	65	94	—

58

12.	Directors’ remuneration

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Salaries	2,384	2,216	1,756
Equity-settled share-based payments	1,550	1,305	1,504
	3,934	3,521	3,260

The equity-settled share-based payments granted to directors include both stock options and restricted share units (“RSUs”).

The Group granted 30,917,241, 7,773,789 and 27,083,220 options to purchase ordinary shares of the Company to the directors in 2015, 2014 and 2013, respectively. During the year ended December 31, 2015, 18,353,433 stock options were exercised and 1,117,811 stock options were expired. During the year ended December 31, 2014, 1,123,074 stock options were exercised and 3,369,223 stock options were expired. And during the year ended December 31, 2013, 1,000,000 stock options were exercised and 4,634,877 stock options were expired.

The Group granted 10,804,985, 2,910,836 and nil RSUs to purchase ordinary shares of the Company to the directors in 2015, 2014 and 2013, respectively. During the year ended December 31, 2015, 12,377,826 RSUs automatically vested and no RSUs were forfeited. During the year ended December 31, 2014, 12,250,480 RSUs automatically vested and no RSUs were forfeited. And during the year ended December 31, 2013, 11,650,116 RSUs automatically vested and no RSUs were forfeited.

In 2015, 2014 and 2013, no emoluments were paid by the Group to any of the directors as an inducement to join or upon joining the Group or as compensation for loss of office. In 2015, 2014 and 2013, no directors waived any emoluments.

(a)	Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2015
William Tudor Brown	47	47	94
Sean Maloney	50	46	96
Lip-Bu Tan	70	—	70
Frank Meng***	28	6	34
Carmen I-Hua Chang	42	149	191
	237	248	485

59

12.	Directors’ remuneration (continued)

(a)	Independent non-executive directors (continued)

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2014
William Tudor Brown	57	90	147
Sean Maloney	62	87	149
Lip-Bu Tan	92	1	93
Frank Meng***	76	18	94
Carmen I-Hua Chang	13	59	72
	300	255	555

		Employee
	Salaries and wages	settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2013
Tsuyoshi Kawanishi	20	5	25
William Tudor Brown	18	45	63
Sean Maloney	27	65	92
Lip-Bu Tan	65	5	70
Frank Meng***	54	36	90
	184	156	340

There were no other emoluments payable to the independent non-executive directors during the year (2014: Nil and 2013: Nil).

60

12.	Directors’ remuneration (continued)

(b)	Executive directors and non-executive director

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2015
Executive directors:
Zhou Zixue	225	873	1,098
Zhang Wenyi*	578	32	610
Tzu-Yin Chiu**	918	130	1,048
Gao Yonggang	376	201	577
	2,097	1,236	3,333
Non-executive director:
Chen Shangzhi	50	—	50
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Ren Kai	—	66	66
	50	66	116

		Employee
	Salaries	settle share-	Total
	and wages	based payment	remuneration
	USD’000	USD’000	USD’000
2014
Executive directors:
Zhang Wenyi*	524	124	648
Tzu-Yin Chiu**	973	442	1,415
Gao Yonggang	307	399	706
	1,804	965	2,769
Non-executive director:
Chen Shangzhi	61	3	64
Lawrence Juen-Yee Lau	51	82	133
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	112	85	197

61

12.	Directors’ remuneration (continued)

(b)	Executive directors and non-executive director (continued)

	Salaries and wages	Employee settle share- based payment	Total remuneration
	USD’000	USD’000	USD’000
2013
Executive directors:
Zhang Wenyi*	391	274	665
Tzu-Yin Chiu**	963	901	1,864
Gao Yonggang	142	101	243
	1,496	1,276	2,772
Non-executive director:
Chen Shangzhi	54	10	64
Lawrence Juen-Yee Lau	22	62	84
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	76	72	148

*	Zhang Wenyi resigned as chairman of the Board and an executive director with effect from March 6, 2015.

**	Tzu-Yin Chiu is also the Chief Executive Officer of the Company.

***	Frank Meng resigned as an independent non-executive director with effect from June 26, 2015.

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

13.	Five highest paid employees

The five highest paid individuals during the year included two (2014: three and 2013: two) directors, details of whose remuneration are set out in Note 12 above. Details of the remuneration of the remaining three (2014: two and 2013: three) non-directors, highest paid individuals (including one former director who resigned as an executive director in 2015) for the year are as follows:

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Salaries and other benefits	962	633	955
Bonus	636	328	386
Stock option benefits	552	473	566
	2,150	1,434	1,907

62

13.	Five highest paid employees (continued)

The bonus is determined on the basis of the basic salary and the performance of the Group and the individual.

In 2015, 2014 and 2013, no emoluments were paid by the Group to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

The number of non-director, highest paid individuals whose remuneration fell within the following bands is as follows:

	Number of employees
	2015	2014	2013

HK$3,500,001 (US$451,605) to HK$4,000,000 (US$516,119)	—	—	1
HK$4,500,001 (US$580,635) to HK$5,000,000 (US$645,150)	1	—	—
HK$5,000,001 (US$645,151) to HK$5,500,000 (US$709,665)	—	1	1
HK$5,500,001 (US$709,666) to HK$6,000,000 (US$774,180)	1	1	1
HK$6,000,001 (US$774,181) to HK$6,500,000 (US$838,695)	1	—	—
	3	2	3

14.	Earnings per share

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD	USD	USD
Basic earnings per share	0.01	0.00	0.01
Diluted earnings per share	0.01	0.00	0.01

Basic earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	Year ended	Year ended	Year ended
	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000

Profit for the year attributable to owners of the Company	253,411	152,969	173,177

Earnings used in the calculation of basic earnings per share	253,411	152,969	173,177

Weighted average number of ordinary shares for the purposes of basic earnings per share	38,960,416,674	33,819,162,742	32,063,137,846

63

14.	Earnings per share (continued)

Diluted earnings per share

The earnings used in the calculation of diluted earnings per share are as follows:

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Earnings used in the calculation of basic earnings per share	253,411	152,969	173,177
Interest expense from convertible bonds	13,238	9,614	1,173
Earnings used in the calculation of diluted earnings per share	266,649	162,583	174,350

The weighted average number of ordinary shares used in the calculation of basic earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of diluted earnings per share as follows:

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Weighted average number of ordinary shares used in the calculation of basic earnings per share	38,960,416,674	33,819,162,742	32,063,137,846
Employee option and restricted share units	369,448,306	343,030,318	237,913,672
Convertible bonds	3,932,570,996	2,931,293,510	288,027,267
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	43,262,435,976	37,093,486,570	32,589,078,785

During the year ended December 31, 2015, the Group had 403,670,171 weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2014, the Group had 528,860,129 weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2013, the Group had 785,159,938 weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

15.	Dividend

The Board did not recommend the payment of any dividend for the year ended December 31, 2015 (December 31, 2014: Nil and December 31, 2013: Nil).

64

16.	Assets classified as held for sale

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters	72,197	44	3,265

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. The Group is committing to sell these self-constructed living quarters to its employees in the following year.

17.	Property, plant and equipment

				Construction
		Plant and	Office	in progress
	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2012	335,542	7,577,375	103,954	410,067	8,426,938
Transfer from (out) CIP	7,238	553,162	9,610	(570,010)	—
Addition	—	—	—	670,853	670,853
Disposals	(20,698)	(1,163)	(5,531)	(10,000)	(37,392)
Reclassified as held for sale	(2,999)	—	(2)	—	(3,001)
Balance at December 31, 2013	319,083	8,129,374	108,031	500,910	9,057,398
Transfer from (out) CIP	6,896	366,298	13,652	(386,846)	—
Addition	—	—	—	977,487	977,487
Disposals	(635)	(23,486)	(1,611)	(3,471)	(29,203)
Balance at December 31, 2014	325,344	8,472,186	120,072	1,088,081	10,005,683
Transfer from (out) CIP	263,476	985,820	14,966	(1,264,262)	—
Addition	—	—	—	1,498,201	1,498,201
Disposals	—	(53,550)	(180)	(655)	(54,385)
Reclassified as held for sale	—	—	—	(114,534)	(114,534)
Balance at December 31, 2015	588,820	9,404,456	134,858	1,206,831	11,334,965

65

17.	Property, plant and equipment (continued)

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at December 31, 2012	99,205	5,827,519	82,091	32,688	6,041,503
Disposal	(3,030)	(1,405)	(5,073)	(4,490)	(13,998)
Depreciation expense	13,160	477,600	11,163	—	501,923
Reclassified as held for sale	(862)	—	(2)	—	(864)
Balance at December 31, 2013	108,473	6,303,714	88,179	28,198	6,528,564
Disposal	(170)	(21,687)	(1,610)	(867)	(24,334)
Depreciation expense	13,377	476,044	16,945	—	506,366
Balance at December 31, 2014	121,680	6,758,071	103,514	27,331	7,010,596
Disposal	—	(51,840)	(180)	(437)	(52,457)
Depreciation expense	13,858	451,027	8,123	—	473,008
Balance at December 31, 2015	135,538	7,157,258	111,457	26,894	7,431,147

	Buildings	Plant and equipment	Office equipment	Construction in progress (CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at December 31, 2013	210,610	1,825,660	19,852	472,712	2,528,834
Balance at December 31, 2014	203,664	1,714,115	16,558	1,060,749	2,995,086
Balance at December 31, 2015	453,282	2,247,198	23,401	1,179,937	3,903,818

Construction in progress

The construction in progress balance of approximately US$1,180 million as of December 31, 2015, primarily consisted of US$274 million and US$392 million of the manufacturing equipment acquired to further expand the production capacity at our two 12” fabs in Beijing and one 12” fab in Shanghai, respectively, and US$136 million of the manufacturing equipment acquired to further expand the production capacity at the 8” fab in Shenzhen. The amount of US$59 million was for acquiring the manufacturing equipment in relation to bumping services in Jiangyin. In addition, the amount of US$77 million was related to the headquarter building in Shanghai and other US$242 million was in relation to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2016.

Impairment losses recognized in the year

In 2015, 2014 and 2013, the Group didn’t record any impairment loss of property, plant and equipment.

66

17.	Property, plant and equipment (continued)

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$324 million (2014: approximately US$306 million and 2013: approximately US$1,000 million) have been pledged to secure borrowings of the Group (see Note 31). The plant and equipment have been pledged as security for bank loans under a mortgage. The Group is not allowed to pledge these assets as security for other borrowings or to sell them to other entities.

18.	Intangible assets

Acquired intangible assets
USD’000
Cost
Balance at December 31, 2012	341,909
Additions	23,139
Expired and disposal	(16,627)
Balance at December 31, 2013	348,421
Additions	37,595
Expired and disposal	(15,295)
Balance at December 31, 2014	370,721
Additions	65,269
Expired and disposal	(44,813)
Balance at December 31, 2015	391,177
Accumulated amortization and impairment
Balance at December 31, 2012	106,531
Amortization expense for the year	40,796
Expired and disposal	(14,171)
Balance at December 31, 2013	133,156
Amortization expense for the year	41,046
Expired and disposal	(11,303)
Balance at December 31, 2014	162,899
Amortization expense for the year	48,812
Expired and disposal	(44,813)
Balance at December 31, 2015	166,898
Balance at December 31, 2013	215,265
Balance at December 31, 2014	207,822
Balance at December 31, 2015	224,279

67

19.	Subsidiaries

Details of the Company’s subsidiaries at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of shares held	Paid up registered capital		Proportion of ownership interest held by the Company		Proportion of voting power held by the Company	Principal activities
Better Way Enterprises Limited (“Better Way”)#	Samoa	Ordinary	US$	1,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)#	People’s Republic of China (the “PRC”)	Ordinary	US$	1,740,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	US$	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)#	PRC	Ordinary	US$	1,000,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	Euros	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	US$	11,000	Directly	100%	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)	PRC	Ordinary	US$	800,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)#	PRC	Ordinary	US$	690,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation (“SMICD”)#	PRC	Ordinary	US$	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)#	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	US$	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Advanced Technology Research & Development (Shanghai) Corporation	PRC	Ordinary	US$	99,000,000	Directly	89.697%	89.697%	Manufacturing and trading of semiconductor products
SMIC Holdings Corporation	PRC	Ordinary	US$	50,000,000	Directly	100%	100%	Investment holding
SJ Semiconductor Corporation	Cayman Islands	Ordinary and preferred	US$	3,335	Directly	55.277%	55.277%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	PRC	Ordinary	US$	10,400,000	Indirectly	100%	100%	Manufacturing and trading of solar cell related semiconductor products
Magnificent Tower Limited	British Virgin Islands	Ordinary	US$	50,000	Indirectly	100%	100%	Investment holding
SMIC Shanghai (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HK$	10,000	Indirectly	100%	100%	Investment holding
SMIC Shenzhen (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation	PRC	Ordinary	US$	127,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited	PRC	Ordinary	US$	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)#	PRC	Ordinary	US$	937,500,000	Directly and indirectly	55%	55%	Manufacturing and trading of semiconductor products
China IC Capital Co., Ltd	PRC	Ordinary	RMB	500,000,000	Indirectly	100%	100%	Investment holding
Shanghai Hexin Investment Management Limited Partnership	PRC	Ordinary	RMB	15,900,000	Indirectly	99%	99%	Investment holding
Shanghai Rongxin Investment Management Limited Partnership	PRC	Ordinary		—	Indirectly	99%	99%	Investment holding
SJ Semiconductor (HK) Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	55.277%	55.277%	Investment holding
SJ Semiconductor (Jiangyin) Corp. (“SJ Jiangyin”)#	PRC	Ordinary	US$	179,500,000	Indirectly	55.277%	55.277%	Bumping and circuit probe testing activities

#	Abbreviation for identification purposes.

68

19.	Subsidiaries (continued)

During this year, the Company lost control of Shanghai Xinxin Investment Centre (Limited Partnership) (“Shanghai Xinxin”) and Shanghai Chengxin Investment Center (Limited Partnership) (“Shanghai Chengxin”), but still has significant influence over both of them. The Company recorded its ownership of Shanghai Xinxin and Shanghai Chengxin as investment in joint ventures. Please refer to Note 21 for details.

Details of non-wholly owned subsidiaries that have material non-controlling interests (“NCI”)

The table below shows details of a non-wholly owned subsidiary of the Company that have material non-controlling interests:

Name of company	Place of establishment and operation	Proportion of ownership interests and voting rights held by non-controlling interests			Profit (loss) allocated to non-controlling interests			Accumulated non-controlling interests
		12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
					USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)	Beijing, PRC	45.0%	45.0%	45.0%	(25,596)	(26,353)	1,410	371,446	335,057	109,410
SJ Semiconductor Corporation	Cayman Islands	44.7%	49.0%	N/A	(5,077)	(424)	N/A	79,621	24,076	N/A
Total					(30,673)	(26,777)	1,410	451,067	359,133	109,410

Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”, the Company’s majority owned subsidiary in Beijing) shared part of Group’s advance-technology R&D expenses in 2014 and had the start-up cost in 2015, which also caused the change in loss of year attributable to non-controlling interests.

According to the joint venture agreements entered into by the Group and the NCI of SMNC, additional capital injection into SMNC was completed in 2015 and 2014. The additional capital injection from NCI amounted to US$61.9 million in 2015 and US$252 million in 2014 respectively.

According to the joint venture agreements entered into by the Company and the NCI of SJ Semiconductor Corporation, additional capital injection into SJ Semiconductor Corporation was completed in 2015 and 2014. The additional capital injection from NCI amounted to US$60.0 million in 2015 and US$24.5 million in 2014 respectively.

Summarized financial information in respect of the Company’s subsidiary that has material non- controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

69

19.	Subsidiaries (continued)

SMNC

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Current assets	381,640	659,596	243,719
Non-current assets	917,719	550,859	—
Current liabilities	(350,298)	(347,217)	(586)
Non-current liabilities	(123,626)	(118,667)	—
Net assets	825,435	744,571	243,133
Equity attributable to owners of the Company	453,989	409,514	133,723
Non-controlling interests	371,446	335,057	109,410

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Revenue	4,721	—	—
Expense	(64,032)	(65,058)	(709)
Other income	2,430	6,496	3,843
Profit (loss) for the year	(56,881)	(58,562)	3,134
Profit (loss) attributable to owners of the Company	(31,285)	(32,209)	1,724
Profit (loss) attributable to the non-controlling interests	(25,596)	(26,353)	1,410
Profit (loss) for the year	(56,881)	(58,562)	3,134
Other comprehensive income attributable to owners of the Company	—	—	—
Other comprehensive income attributable to the non-controlling interests	—	—	—
Other comprehensive income for the year	—	—	—
Total comprehensive income (loss) attributable to owners of the Company	(31,285)	(32,209)	1,724
Total comprehensive income (loss) attributable to the non-controlling interests	(25,596)	(26,353)	1,410
Total comprehensive income (loss) for the year	(56,881)	(58,562)	3,134
Dividends paid to non-controlling interests	—	—	—
Net cash (outflow) inflow from operating activities	(71,817)	7,758	1,959
Net cash outflow from investing activities	(173,535)	(436,449)	(164,810)
Net cash inflow from financing activities	137,500	560,000	240,000
Net cash (outflow) inflow	(107,852)	131,309	77,149

70

19.	Subsidiaries (continued)

SJ Semiconductor Corporation and its subsidiaries

	12/31/15	12/31/14
	USD’000	USD’000
Current assets	164,495	49,901
Non-current assets	66,772	59
Current liabilities	(18,904)	(825)
Non-current liabilities	(34,331)	—
Net assets	178,032	49,135
Equity attributable to owners of the Company	98,411	25,059
Non-controlling interests	79,621	24,076

	Year ended 12/31/15	Year ended 12/31/14
	USD’000	USD’000
Revenue	1,543	—
Expense	(9,621)	(175)
Other expense	(3,274)	(690)
Loss for the year	(11,352)	(865)
Loss attributable to owners of the Company	(6,275)	(441)
Loss attributable to the non-controlling interests	(5,077)	(424)
Loss for the year	(11,352)	(865)
Other comprehensive income attributable to owners of the Company	—	—
Other comprehensive income attributable to the non- controlling interests	—	—
Other comprehensive income for the year	—	—
Total comprehensive loss attributable to owners of the Company	(6,275)	(441)
Total comprehensive loss attributable to the non-controlling interests	(5,077)	(424)
Total comprehensive loss for the year	(11,352)	(865)
Dividends paid to non-controlling interests	—	—
Net cash outflow from operating activities	(9,841)	(38)
Net cash outflow from investing activities	(60,336)	(67)
Net cash inflow from financing activities	175,211	50,000
Net cash inflow	105,034	49,895

71

20.	Investments in associates

Details of the Group’s associates, which are all unlisted companies, at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of share held	Proportion of ownership interest and voting power held by the Group
			12/31/15	12/31/14	12/31/13
Toppan SMIC Electronic (Shanghai) Co., Ltd. (“Toppan”)	Shanghai, PRC	Ordinary	30.0%	30.0%	30.0%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd. (“Zhongxin Xiecheng”)	Beijing, PRC	Ordinary	49.0%	49.0%	49.0%
Brite Semiconductor Corporation	Cayman Island	Ordinary	47.8%	47.8%	48.7%
Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”)	Jiangsu, PRC	Ordinary	19.6%	NA	NA
Sino IC Leasing Co., Ltd. (“Sino IC Leasing”)	Shanghai, PRC	Ordinary	8.8%*	NA	NA
China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	Shanghai, PRC	Ordinary	45.0%	45.0%	NA
Beijing Wu Jin Venture Investment Center (Limited Partnership) (“WuJin”)**	Beijing, PRC	Ordinary	32.6%	32.6%	NA
Shanghai Fortune-Tech Qitai Invest Center (Limited Partnership) (“Fortune-Tech Qitai”)**	Shanghai, PRC	Ordinary	33.0%	NA	NA
Shanghai Fortune-Tech Zaixing Invest Center (Limited Partnership) (“Fortune-Tech Zaixing”)**	Shanghai, PRC	Ordinary	66.2%*	NA	NA
Suzhou Fortune-Tech Oriental Invest Fund Center (Limited Partnership) (“Fortune-Tech Oriental”)**	Jiangsu, PRC	Ordinary	44.8%	NA	NA

*	In accordance with investment agreements, the Group has significant influence over Fortune-Tech Zaixing and Sino IC Leasing.

**	The Group invested in these associates indirectly though China IC Capital Co., Ltd (the “Fund”), a wholly-owned investment fund company of the Group, as set out in Note 19. The Fund is intended to invest primarily in integrated circuits related fund products and investment projects. The Group’s joint ventures and available-for-sale investments invested indirectly through the Fund are disclosed in Note 21 and Note 23, respectively.

All of these associates are accounted for using the equity method in these consolidated financial statements.

72

20.	Investments in associates (continued)

In December 2014, the Company entered into an investment agreement through SilTech Shanghai with Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”) and China Integrated Circuit Industry Investment Fund Co., Ltd., (“China IC Fund”) to set up Changjiang Xinke. The Group paid US$102 million to obtain 19.6% of total shares and 1 of 7 board seats. Changjiang Xinke and China IC Fund set up Suzhou Changdian Xinpeng Investment Ltd., Co. (“Changdian Xinpeng”) which acquired Stats ChipPAC Limited (“Stats ChipPAC”), a public company listed in Singapore capital market before acquired by Changdian Xinpeng. The investment was made in 2015 and the acquisition was completed in the same year.

Furthermore, JCET granted the Company an option to sell the shares of Changjiang Xinke to JCET at an exercise price equivalent to the Company’s initial investment plus an annual return rate at any time after Stats ChipPAC was acquired. Please refer to note 22.

Summarized financial information in respect of the Group’s material associates are set out below.

Toppan

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Current assets	51,661	44,538	47,554
Non-current assets	22,554	28,789	22,660
Current liabilities	(2,062)	(311)	(2,117)
Non-current liabilities	—	—	—
Net assets	72,153	73,016	68,097

	Year ended	Year ended	Year ended
	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Total revenue	20,782	23,498	23,796
Profit for the year	3,267	5,493	7,364
Other comprehensive income for the year	—	—	—
Total comprehensive income for the year	3,267	5,493	7,364
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Net assets of the associate	72,153	73,016	68,097
Proportion of the Group’s ownership interest in Toppan	30%	30%	30%
Carrying amount of the Group’s interest in Toppan	21,646	21,905	20,429

73

20.	Investments in associates (continued)

Changjiang Xinke

12/31/15
USD’000
Current assets	445,709
Non-current assets	1,837,445
Current liabilities	(581,838)
Non-current liabilities	(1,093,368)
Net assets	607,948
Equity attributable to owners of the associate	455,862
Non-controlling interests	152,086

Year ended
12/31/15
USD’000
Total revenue	519,582
Loss for the year	(67,135)
Loss attributable to owners of the associate	(65,589)
Loss attributable to the non-controlling interests	(1,546)
Loss for the year	(67,135)
Other comprehensive income for the year	16,224
Total comprehensive loss for the year	(50,911)
Total comprehensive loss attributable to owners of the associate	(51,473)
Total comprehensive income attributable to the non-controlling interests	562
Total comprehensive loss for the year	(50,911)
Dividends received from the associate during the year	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/15
USD’000
Equity attributable to owners of the associate	455,862
Proportion of the Group’s ownership interest in Changjiang Xinke	19.6%
Carrying amount of the Group’s interest in Changjiang Xinke	89,395

Fortune-Tech Zaixing

12/31/15
USD’000
Current assets	15,513
Non-current assets	7,581
Current liabilities	(3)
Non-current liabilities	—
Net assets	23,091

74

20.	Investments in associates (continued)

Fortune-Tech Zaixing (continued)

Year ended 12/31/15
USD’000
Total revenue	—
Loss for the year	(178)
Other comprehensive income for the year	—
Total comprehensive loss for the year	(178)
Dividends received from the associate during the year	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/15
USD’000
Net assets of the associate	23,091
Proportion of the Group’s ownership interest in Fortune-Tech Zaixing	66.2%
Carrying amount of the Group’s interest in Fortune-Tech Zaixing	15,292

Sino IC Leasing

12/31/15
USD’000
Current assets	502,454
Non-current assets	21,374
Current liabilities	(8,679)
Non-current liabilities	(190,021)
Net assets	325,128

Year ended
12/31/15
USD’000
Total revenue	2,437
Profit for the year	3,761
Other comprehensive income for the year	—
Total comprehensive income for the year	3,761
Dividends received from the associate during the year	—

75

20.	Investments in associates (continued)

Sino IC Leasing (continued)

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/15
USD’000
Net assets of the associate	325,128
Proportion of the Group’s ownership interest in Sino IC Leasing	8.8%
Carrying amount of the Group’s interest in Sino IC Leasing	28,736

21.	Investments in joint ventures

Details of the Group’s joint ventures, which are all unlisted companies invested indirectly through China IC Capital Co., Ltd, at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of share held	Proportion of ownership interest and voting power held by the Group
			12/31/15	12/31/14	12/31/13
Shanghai Xinxin Investment Centre (Limited Partnership) (“Shanghai Xinxin”)	Shanghai, PRC	Ordinary	49.0%	NA	NA
Shanghai Chengxin Investment Center (Limited Partnership) (“Shanghai Chengxin”)	Shanghai, PRC	Ordinary	42.0%	NA	NA

Summarized financial information in respect of the Group’s material joint venture is set out below.

Shanghai Xinxin

12/31/15
USD’000
Current assets	4,917
Non-current assets	28,631
Current liabilities	(3,287)
Non-current liabilities	—
Net assets	30,261

Year ended
12/31/15
USD’000
Total revenue	—
Loss for the year	(609)
Other comprehensive income for the year	—
Total comprehensive loss for the year	(609)
Dividends received from the joint venture during the year	—

76

21.	Investments in joint ventures (continued)

Shanghai Xinxin (continued)

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

12/31/15
USD’000
Net assets of the joint venture	30,261
Proportion of the Group’s ownership interest in Shanghai Xinxin	49.0%
Carrying amount of the Group’s interest in Shanghai Xinxin	14,829

22.	Derivative financial instrument

As of December 31, 2015, the amount of the derivative financial instrument was US$30.2 million (2014: nil and 2013: nil), which is a put option granted by JCET to sell the shares of Changjiang Xinke to JCET, pursuant to an investment exit agreement entered into by SilTech Shanghai (a subsidiary of the Company), JCET and Jiangsu Xinchao Technology Group Co., Ltd (a substantial shareholder of JCET). The fair value change of the derivative financial instrument was US$30.2 million for the year ended 2015 (2014: nil and 2013: nil). Please refer to note 20 for more details of the put option and refer to note 39 for valuation techniques of the put option.

23.	Other assets

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Available-for-sale investment	19,750	15,081	1,278
Others	12,328	15,786	4,959
Non-current	32,078	30,867	6,237

Available-for-sale investments are primarily fund companies and investment projects invested indirectly through China IC Capital Co., Ltd in the integrated circuits industry.

24.	Other financial assets

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Derivatives

Foreign currency forward contracts	172	—	—
Short-term investments
Financial products sold by banks	257,583	616,862	240,311
Bank deposits will mature over 3 months	25,125	27,209	—
	282,880	644,071	240,311

77

25.	Inventories

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Raw materials	88,134	65,598	56,242
Work in progress	225,475	179,047	180,710
Finished goods	73,717	71,396	49,299
	387,326	316,041	286,251

The cost of inventories recognized as an expense (income) during the year in respect of inventory provision (reversal) was US$(13.3) million (2014: US$29.6 million and 2013: US$(0.1) million).

26.	Trade and other receivables

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Trade receivables	399,200	424,661	352,872
Allowance for doubtful debts	(41,976)	(42,014)	(44,643)
	357,224	382,647	308,229
Other receivables and refundable deposits	142,622	73,741	71,132
	499,846	456,388	379,361

The Group determines credit terms mostly ranging from 30 to 60 days for each customer on a case- by-case basis, based on its assessment of such customer’s financial standing and business potential with the Group.

The Group determines its allowance for doubtful debts based on the Group’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Group provides allowance for doubtful debts based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Group’s allowance for doubtful debts excludes receivables from a limited number of customers due to their high credit worthiness. The Group recognized US$0.5 million, US$1.6 million and US$0.6 million of allowance for doubtful debts respectively during the year ended December 31, 2015, 2014 and 2013 respectively. The Group reviews, analyzes and adjusts allowance for doubtful debts on a monthly basis.

In evaluating the customers’ credit quality, the Group used an internal system based on each customer’s operation size, financial performance, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Group believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade receivables

Of the trade receivables balance at the end of the year of 2015, 2014 and 2013, US$125.7 million, US$131.3 million and US$129.4 million respectively are due from the Group’s two largest customers.

The following is an aged analysis of trade receivables presented based on the invoice date at the end of the reporting period.

78

26.	Trade and other receivables (continued)

Trade receivables (continued)

Age of receivables

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Within 30 days	177,542	167,137	166,117
31–60 days	151,377	122,387	110,470
Over 60 days	70,281	135,137	76,285
Total	399,200	424,661	352,872

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting for which the Group has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Current	312,479	270,220	269,740
Past due but not impaired
Within 30 days	39,737	55,412	24,480
31–60 days	3,534	20,915	10,068
Over 60 days	1,474	36,100	3,941
Total	357,224	382,647	308,229
Average overdue days	23	74	40

Movement in the allowance for doubtful debts

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Balance at beginning of the year	42,014	44,643	45,340
Addition in allowance for doubtful debts	528	1,616	617
Amounts written off during the year as uncollectible	(25)	(4,186)	(101)
Reversal of allowance for doubtful debts	(541)	(59)	(1,213)
Balance at end of the year	41,976	42,014	44,643

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

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26.	Trade and other receivables (continued)

Trade receivables (continued)

Age of impaired trade receivables

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Within 30 days	315	306	192
31–60 days	122	338	89
Over 60 days	41,539	41,370	44,362
Total	41,976	42,014	44,643

27.	Restricted cash

As of December 31, 2015, 2014 and 2013, restricted cash consisted of US$1.1 million, US$0.6 million and US$35.7 million, respectively of bank time deposits pledged against letters of credit and short-term borrowings, and US$74.0 million, US$135.4 million and US$111.9 million, respectively of government funding received mainly for the reimbursement of research and development expenses to be incurred.

As of December 31, 2015 the restricted cash of US$227.3 million was from a low interest cost entrusted loan granted by CDB Development Fund through China Development Bank, which is designated to be used for future capacity expansion. The Company expects to spend the restricted cash within the next 12 months.

As of December 31, 2014 the restricted cash of US$102 million was for the co-investment in the proposed acquisition of STATS ChipPAC through Changjiang Xinke. On June 18, 2015, the amount of US$102 million was applied as a capital contribution for 19.6% equity interest in Changjiang Xinke, which is accounted as an associate of the Group.

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28.	Shares and issued capital

Fully paid ordinary shares

	Number of shares	Share capital	Share premium
		USD’000	USD’000
Balance at December 31, 2012	32,000,139,623	12,800	4,083,588
Issuance of shares under the Company’s employee share option plan and RSU (see note 38)	112,167,478	45	6,641
The Company purchased shares of subsidiaries	—	—	(383)
Balance at December 31, 2013	32,112,307,101	12,845	4,089,846
Issuance of shares under the Company’s employee share option plan and RSU (see note 38)	215,677,649	86	18,422
Ordinary shares issued at June 12, 2014	2,590,000,000	1,036	196,161
Ordinary shares issued at November 21, 2014	669,468,952	268	51,523
Ordinary shares issued at November 27, 2014	268,642,465	107	20,678
Balance at December 31, 2014	35,856,096,167	14,342	4,376,630
Issuance of shares under the Company’s employee share option plan and RSU (see note 38)	232,284,137	93	20,819
Ordinary shares issued at June 8, 2015	4,700,000,000	1,880	397,580
Ordinary shares issued at September 25, 2015	323,518,848	130	27,392
Ordinary shares issued at October 9, 2015	961,849,809	385	81,440
Balance at December 31, 2015	42,073,748,961	16,830	4,903,861

On February 12, 2015, the Company entered into a share purchase agreement with China IC Fund. Pursuant to the share purchase agreement, the Company proposed to issue 4,700,000,000 new ordinary shares (the “Placing of New Shares”) to the China IC Fund at a consideration of approximately HK$3,098.71 million. On June 8, 2015, the Placing of New Shares was completed and the Company issued 4,700,000,000 new ordinary shares to Xinxin (Hongkong) Capital Co., Limited, a wholly-owned subsidiary of the China IC Fund, at the issue price of HK$0.6593 per ordinary share. The net proceeds are recorded as share capital of approximately US$1.9 million and share premium of approximately US$397.6 million in the statements of financial position. Net proceeds of issue are measured after deducting directly attributable transaction costs of the share issue.

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28.	Shares and issued capital (continued)

Fully paid ordinary shares (continued)

On November 6, 2008 and April 18, 2011, respectively, the Company entered into share purchase agreements with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”) and Country Hill Limited (“Country Hill”) which granted each of Datang Holdings (Hongkong) Investment Company Limited (“Datang”) and Country Hill a pre-emptive right to subscribe for additional shares if the Company issues new shares to other investors. On March 2, 2015, the Company received irrevocable notices from both Datang and Country Hill about exercising their pre-emptive right as a result of the Placing of New Shares. On June 11, 2015, Datang and Country Hill entered into agreements with the Company (“2015 Datang Pre-emptive Share Purchase Agreement” and “2015 Country Hill Pre-emptive Share Purchase Agreement”, respectively) to subscribe for 961,849,809 ordinary shares and 323,518,848 ordinary shares of the Company, respectively, at a price of HK$0.6593 per share. On September 25, 2015, Country Hill subscribed 323,518,848 ordinary shares of the Company. On October 9, 2015, Datang subscribed 961,849,809 ordinary shares of the Company.

Fully paid ordinary shares, which have a par value of US$0.0004, carry one vote per share and carry a right to dividends.

Stock incentive plans

The Company has adopted the stock incentive plans under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 38).

29.	Reserves

Equity-settled employee benefits reserve

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Balance at beginning of year	64,540	55,177	42,232
Arising on share-based payments	18,088	18,388	16,402
Transfer to share premium	(12,169)	(9,025)	(3,457)
Balance at end of year	70,459	64,540	55,177

The above equity-settled employee benefits reserve related to share options and RSUs granted by the Company to the Group’s employees and service providers under stock incentive plans. Items included in equity-settled employee benefits reserve will not be reclassified subsequently to profit or loss. Further information about share-based payments to employees and service providers is set out in Note 38.

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29.	Reserves (continued)

Foreign currency translation reserve

Items that may be reclassified subsequently to profit or loss

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Balance at beginning of year	4,229	4,553	3,916
Exchange differences arising on translating the foreign operations	(8,185)	(324)	731
Disposal of subsidiaries	—	—	(94)
Balance at end of year	(3,956)	4,229	4,553

Exchange differences relating to the translation of the results and net assets of the Group’s foreign operations from their functional currencies to the Group’s presentation currency (i.e. United States dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating both the net assets of foreign operations and hedges of foreign operations) are reclassified to profit or loss on the disposal/deconsolidation of the foreign operation.

Change in value of available-for-sale financial assets

12/31/15
USD’000
Balance at beginning of year	—
Change in value of available-for-sale financial assets during this year	447
Balance at end of year	447

The changes in the carrying amount of available-for-sale financial assets, which were initially recognized at fair value plus transaction costs and subsequently carried at fair value, recognized in other comprehensive income and accumulated under the heading of investments revaluation reserve. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Convertible bonds equity reserve

	12/31/15	12/31/14
	USD’000	USD’000
Balance at beginning of year	29,564	15,210
Recognition of the equity component of convertible bonds	—	14,354
Balance at end of year	29,564	29,564

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29.	Reserves (continued)

Convertible bonds equity reserve (continued)

The conversion option from the issuance of convertible bonds classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible bond) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible bond, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

30.	Accumulated deficit

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2015 the Group did not make any appropriation to non-distributable reserves. As of December 31, 2015, 2014 and 2013, the accumulated non-distributable reserve was US$30 million, US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$4,939 million at December 31, 2015 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2015, reserve and capital of approximately US$4,969 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2015, 2014 and 2013 the Company did not declare or pay any cash dividends on the ordinary shares.

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31.	Borrowings

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	62,872	115,084	219,727
	62,872	115,084	219,727
Long-term debt by contracts
2012 USD Loan (SMIC Shanghai) (ii)	—	—	201,000
2013 USD Loan (SMIC Shanghai) (iii)	10,760	221,520	260,000
2015 USD Loan (SMIC Shanghai) (iv)	52,854	—	—
2015 RMB Loan I (SMIC Shanghai) (v)	154,095	—	—
2015 RMB Loan II (SMIC Shanghai) (vi)	73,195	—	—
2015 EXIM RMB Loan (SMIC Shanghai) (vii)	73,966	—	—
2012 USD Loan (SMIC Beijing) (viii)	—	—	260,000
2013 EXIM USD Loan (SMIC Beijing) (ix)	—	40,000	40,000
2013 CIC RMB Entrust loan (SMIC Beijing) (x)	—	2,450	10,795
2014 EXIM RMB Loan (SMIC Beijing) (xi)	36,983	39,200	—
2015 CDB RMB Loan (SMIC Beijing) (xii)	30,048	—	—
2015 RMB Entrust Loan (SJ Jiangyin) (xiii)	14,331	—	—
2015 CDB USD Loan (SJ Jiangyin) (xiv)	20,000	—	—
	466,232	303,170	771,795
Less: current maturities of long-term debt	50,196	46,970	170,820
Non-current maturities of long-term debt	416,036	256,200	600,975
Borrowing by repayment schedule:
Within 1 year	113,068	162,054	390,547
Within 1–2 years	15,830	125,200	209,965
Within 2–5 years	172,916	131,000	367,990
Over 5 years	227,290	—	23,020
	529,104	418,254	991,522

Summary of borrowing arrangements

(i)	As of December 31, 2015, the Group had 29 short-term credit agreements that provided total credit facilities up to US$1,414.6 million on a revolving credit basis. As of December 31, 2015, the Group had drawn down US$62.9 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate on this loan facility ranged from 0.98% to 4.20% in 2015.

(ii)	In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’s 8-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. SMIS had drawn down US$268 million and repaid the outstanding balance on this loan facility in advance by December 2014.

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31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(iii)	In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 12-inch fab. The facility is secured by the manufacturing equipment located in the SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down US$260 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable from February 2018 to August 2018. The interest rate on this loan facility ranged from 4.33% to 4.89% in 2015. SMIS was in compliance with the related financial covenants as of December 31, 2015.

(iv)	In April 2015, SMIS entered into a loan facility in the aggregate principal amount of US$66.1 million with US Export-Import Bank. This five-year bank facility was used to finance the planned expansion for SMIS’ 12-inch fab. The facility is secured by the manufacturing equipment located in the SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down US$66.1 million and repaid US$13.2 million on this loan facility. The outstanding balance of US$52.9 million is repayable from June 2016 to December 2019. The interest rate on this loan facility ranged from 1.21% to 1.75% in 2015. SMIS was in compliance with the related financial covenants as of December 31, 2015.

(v)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility was used for new SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down RMB1,000 million (approximately US$154.1 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2015.

(vi)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 12-inch fab. As of December 31, 2015, SMIS had drawn down RMB475 million (approximately US$73.2 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility was 1.20% in 2015.

(vii)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB480 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2015, SMIS had drawn down RMB480 million (approximately US$74.0 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility was 2.65% in 2015.

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31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(viii)	In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12-inch fabs. The facility was secured by the manufacturing equipment located in the SMIB and SMIT fabs, and 100% equity pledge of SMIB and SMIT. As of December 31, 2014, SMIB had drawn down US$260 million and repaid the outstanding balance on this loan facility in advance by September 2014.

(ix)	In June 2013, SMIB entered into a USD Loan, a twenty-six-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which was unsecured. This twenty-six-month bank facility was used for working capital purposes. As of December 31, 2015, SMIB had drawn down US$40 million on this loan facility. The principal amount was repaid in August 2015. The interest rate on this loan facility was 3.33% in 2015.

(x)	In June 2013, SMIB entered into a RMB Loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million with China Investment Development Corporation through China CITIC Bank, which was unsecured. This two-year entrust loan facility was used for working capital purposes. SMIB drawn down RMB70 million (approximately US$10.8 million) and had repaid the outstanding balance on this loan facility in advance by May 2015. The interest rate on this loan facility was 12.0% in 2015.

(xi)	In December 2014, SMIB entered into the new RMB Loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2015, SMIB had drawn down RMB240 million (approximately US$37.0 million) on this loan facility. The principal amount is repayable in December 2016. The interest rate on this loan facility ranged from 3.65% to 3.90% in 2015.

(xii)	In December 2015, SMIB entered into the new RMB Loan, a fifteen-year working capital loan facility in the principal amount of RMB195 million with China Development Bank, which is unsecured. As of December 31, 2015, SMIB had drawn down RMB195 million (approximately US$30.0 million) on this loan facility. The principal amount is repayable from December 2017 to December 2030. The interest rate on this loan facility was 1.20% in 2015.

(xiii)	In July 2015, SJ Jiangyin entered into the new RMB Loan of zero-interest rate, a five-year working capital loan facility in the principal amount of RMB93 million with Jiangyin Science and Technology New City Investment Management Company Ltd, which is unsecured. As of December 31, 2015, SJ Jiangyin had drawn down RMB93 million (approximately US$14.3 million) on this loan facility. The principal amount is repayable in July 2020.

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31.	Borrowings (continued)

Summary of borrowing arrangements (continued)

(xiv)	In September 2015, SJ Jiangyin entered into the new USD Loan, a seven-year working capital loan facility in the principal amount of US$44.5 million with China Development Bank. This bank facility was used to expand the capacity of SJ Jiangyin’s 12-inch bumping fab. The facility is guaranteed by SMIB. As of December 31, 2015, SJ Jiangyin had drawn down US$20 million on this loan facility. The principal amount is repayable from September 2017 to September 2022. The interest rate on this loan facility ranged from 4.20% to 4.23% in 2015.

As of December 31, 2015, property, plant and equipment and land use right with carrying amount of approximately US$324 million (2014: US$308 million and 2013: US$1,007 million) have been pledged to secure borrowings of the Group.

32.	Convertible bonds

(i)	Issue of US$200 million zero coupon convertible bonds due 2018

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000 on November 7, 2013 (the “Original Bonds”).

The principal terms of the Original Bonds are as follows:

(1)	Denomination of the Original Bonds — The Original Bonds are denominated in USD.

(2)	Maturity date — Five years from the date of issuance, which is November 7, 2018 (“Maturity Date”).

(3)	Interest — The Original Bonds do not bear any cash interest.

(4)	Conversion —

a)	Conversion price — The price is HK$0.7965 per each new share to be issued upon conversion of the Original Bonds (“Conversion Share”), subject to anti-dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalization of profits or reserves, capital distribution, issuance of options or rights, and certain other events.

b)	Conversion period — The Bondholder has the right to convert the Original Bonds into shares at any time on or after December 18, 2013 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called or put for redemption at any time before the Maturity Date, then up to the close of business on a date no later than seven days prior to the date fixed for redemption, which is discussed below.

c)	Number of Conversion Shares issuable — 1,946,817,325 Conversion Shares will be issued upon full conversion of the Original Bonds based on the initial conversion price of HK$0.7965 (translated at the fixed exchange rate of HK$7.7532 = US$1.0 as pre- determined).

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32.	Convertible bonds (continued)

(i)	Issue of US$200 million zero coupon convertible bonds due 2018 (continued)

(5)	Redemption —

a)	At the option of the Company:

(I)	Redemption at maturity — The Company will redeem the outstanding Original Bonds at principal amount on the Maturity Date.

(II)	Redemption for tax reasons — The Company will redeem all and not only some of the Original Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

(III)	Redemption at the Option — The Company may redeem all and not only some of the Original Bonds on the date specified in the Option Redemption Notice at their principal amount at any time after November 7, 2015, provided that the Closing Price of a Share at least 120 percent of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the outstanding Original Bonds is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding Original Bonds at their principal amount.

b)	At the option of the Bondholder:

(I)	Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the Original Bonds.

(II)	Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the Original Bonds of such holder on the Optional Put Date (on November 7, 2016) at their principal amount.

(6)	Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase the Original Bonds at any price in the open market or otherwise.

(7)	Cancellation — All the Original Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all the Original Bonds cancelled will be forwarded to or to the order of the Registrar and such Original Bonds may not be reissued or resold.

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32.	Convertible bonds (continued)

(i)	Issue of US$200 million zero coupon convertible bonds due 2018 (continued)

The Original Bonds issued at November 7, 2013 is a compound instrument included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Bonds was approximately US$179.4 million and the equity component was approximately US$15.2 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	200,000
Transaction cost	(5,400)
Liability component at the date of issue	(179,390)
Equity component	15,210

Subsequent to the initial recognition, the liability component of the Original Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Bonds was 3.69% per annum. The movement of the liability component and equity component of the Original Bonds for the year ended December 31, 2015 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at November 7, 2013	179,390	15,210	194,600
Interest charged during 2013	1,173	—	1,173
As at December 31, 2013	180,563	15,210	195,773
Interest charged during 2014	6,593	—	6,593
As at December 31, 2014	187,156	15,210	202,366
Interest charged during 2015	6,910	—	6,910
As at December 31, 2015	194,066	15,210	209,276

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Original Bonds mature.

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32.	Convertible bonds (continued)

(ii)	Issue of US$86.8 million zero coupon convertible bonds due 2018

On May 29, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$54,600,000 to Datang and an aggregate principal amount of US$32,200,000 to Country Hill (collectively, the “Original Pre-emptive Bonds”). The issue price was 100% of the aggregate principal amount of the Original Pre-emptive Bonds and the terms and conditions of the Original Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date (details have been set out in Note 32(i)). The Original Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Pre-emptive Bonds was approximately US$81.2 million and the equity component was approximately US$5.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	86,800
Transaction cost	—
Liability component at the date of issue	(81,235)
Equity component	5,565

Subsequent to the initial recognition, the liability component of the Original Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Pre-emptive Bonds was 2.78% per annum. The movement of the liability component and equity component of the Original Pre-emptive Bonds for the year ended December 31, 2015 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at May 29, 2014	81,235	5,565	86,800
Interest charged during 2014	1,315	—	1,315
As at December 31, 2014	82,550	5,565	88,115
Interest charged during 2015	2,292	—	2,292
As at December 31, 2015	84,842	5,565	90,407

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Original Pre-emptive Bonds mature.

The Original Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

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32.	Convertible bonds (continued)

(iii)	Issue of US$95 million zero coupon convertible bonds due 2018

On June 24, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$95,000,000 (the “Further Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Bonds and the terms and conditions of the Further Bonds are the same in all respects as those for the Original Bonds except for the issue date (details have been set out in Note 32(i)). The Further Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Bonds was approximately US$87.1 million and the equity component was approximately US$7.1 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	95,000
Premium of convertible bonds	1,425
Transaction cost	(2,187)
Liability component at the date of issue	(87,090)
Equity component	7,148

Subsequent to the initial recognition, the liability component of the Further Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Bonds was 3.79% per annum. The liability component and equity component of the Further Bonds for the year ended December 31, 2015 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at June 24, 2014	87,090	7,148	94,238
Interest charged during 2014	1,650	—	1,650
As at December 31, 2014	88,740	7,148	95,888
Interest charged during 2015	3,362	—	3,362
As at December 31, 2015	92,102	7,148	99,250

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Further Bonds mature.

The Further Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

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32.	Convertible bonds (continued)

(iv)	Issue of US$22.2 million zero coupon convertible bonds due 2018

On December 4, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$22,200,000 to Datang (the “Further Pre-emptive Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Pre-emptive Bonds and the terms and conditions of the Further Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date (details have been set out in Note 32(i)). The Further Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Pre-emptive Bonds was approximately US$20.9 million and the equity component was approximately US$1.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	22,200
Premium of convertible bonds	333
Liability component at the date of issue	(20,892)
Equity component	1,641

Subsequent to the initial recognition, the liability component of the Further Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Pre-emptive Bonds was 3.22% per annum. The liability component and equity component of the Further Pre-emptive Bonds for the year ended December 31, 2015 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at December 4, 2014	20,892	1,641	22,533
Interest charged during 2014	56	—	56
As at December 31, 2014	20,948	1,641	22,589
Interest charged during 2015	674	—	674
As at December 31, 2015	21,622	1,641	23,263

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Further Pre-emptive Bonds mature.

The Further Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

The holders of each convertible bond may require the Company to redeem all or some only of the convertible bonds at their principal amount on November 7, 2016. Accordingly, all the convertible bonds disclosed above were classified as current liabilities at December 31, 2015.

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33.	Bonds payable

On October 7, 2014, the Company issued 5-year unsecured corporate bonds for a total amount of US$500 million. The corporate bonds carry a coupon interest rate of 4.125% with bond interest payable semi-annually on March 31 and September 30. As at the issue date, the net book value of the liabilities amounted to US$491.2 million after the deduction of (1) a discount of US$5.2 million and (2) issue expenses of US$3.6 million.

USD’000
Principal amount	500,000
Discount of bonds payable	(5,185)
Transaction cost	(3,634)
Bonds payable	491,181

The movement of the corporate bonds for the year ended December 31, 2015 is set out below:

USD’000
As at October 7, 2014	491,181
Interest charged during 2014	5,554
Interest payable recognized during 2014	(5,156)
As at December 31, 2014	491,579
Interest charged during 2015	22,253
Interest payable recognized during 2015	(20,625)
As at December 31, 2015	493,207

34.	Other liabilities

The amounts of other liabilities as of December 31, 2015 were US$65.8 million (2014: nil and 2013: nil), US$48.0 million (2014: nil and 2013: nil) of which were accrued bonus to be paid later than one year.

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35.	Trade and other payables

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Trade payables	885,438	645,414	285,967
Advance receipts from customers	72,865	54,724	41,164
Deposit received	47,468	77,296	48,976
Other payable	41,995	16,927	17,783
	1,047,766	794,361	393,890

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

As of December 31, 2015, 2014 and 2013, trade payables were US$885.4 million, US$645.4 million and US$286.0 million, within which the payables for property, plant and equipment were US$660.7 million, US$425.1 million and US$117.6 million, respectively.

The following is an aged analysis of accounts payable presented based on the invoice date at the end of the reporting period.

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Within 30 days	788,936	555,556	214,219
Between 31 to 60 days	36,596	25,729	20,295
Over 60 days	59,906	64,129	51,453
	885,438	645,414	285,967

An aged analysis of the accounts payable is as follows:

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Current	814,553	599,584	237,337
Overdue:
Within 30 days	24,554	12,520	9,493
Between 31 to 60 days	10,458	4,954	12,299
Over 60 days	35,873	28,356	26,838
	885,438	645,414	285,967

36.	Accrued liabilities

The amounts of accrued liabilities as of December 31, 2015, 2014 and 2013 were US$132.5 million, US$131.1 million and US$127.6 million, within which the amounts of accrued payroll expenses were US$71.5 million, US$62.5 million and US$55.5 million, respectively.

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37.	Other financial liabilities

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Derivatives carried at fair value through profit or loss (FVTPL)
Cross currency swap contracts	1,459	—	—
	1,459	—	—

38.	Share-based payments

Stock incentive plans

The Company’s stock incentive plans allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Group.

Stock option plan

The options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

Restricted share units (“RSUs”)

The Company adopted the Equity Incentive Plan (“EIP”) whereby the Company provides additional incentives to the Group’s employees, directors and external consultants through the issuance of restricted shares, RSUs and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

The fair value of each RSU granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

Share option plan for subsidiaries (“Subsidiary Plan”)

The options granted under the Subsidiary Plan shall entitle a participant of the Subsidiary Plan to purchase a specified number of subsidiary shares during a specified period at the price fixed by the relevant subsidiary committee at the time of grant or by a method specified by the relevant subsidiary committee at the time of grant and expire 10 years from the date of grant. The options vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

The expense recognized for employee services received during the year is shown in the following table:

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	18,329	18,388	16,402

96

38.	Share-based payments (continued)

Movements during the year

(i)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year (excluding RSUs and Subsidiary Plan):

	2015	2015		2014	2014		2013	2013
	Number	WAEP		Number	WAEP		Number	WAEP
Outstanding at January 1	1,163,627,269	US$	0.08	1,320,383,853	US$	0.09	1,285,367,372	US$	0.09
Granted during the year	56,565,258	US$	0.10	153,998,051	US$	0.10	270,695,247	US$	0.08
Forfeited and expired during the year	(87,928,903)	US$	0.14	(161,539,854)	US$	0.15	(158,907,830)	US$	0.11
Exercised during the year	(129,307,845)	US$	0.07	(149,214,781)	US$	0.06	(76,770,936)	US$	0.04
Outstanding at December 31	1,002,955,779	US$	0.08	1,163,627,269	US$	0.08	1,320,383,853	US$	0.09
Exercisable at December 31	513,197,994	US$	0.08	489,477,234	US$	0.09	483,679,899	US$	0.11

The weighted average remaining contractual life for the share options outstanding as at December 31, 2015 was 6.04 years (2014: 6.59 years and 2013: 6.58 years).

The range of exercise prices for options outstanding at the end of the year was from US$0.02 to US$0.15 (2014: from US$0.02 to US$0.22 and 2013: from US$0.02 to US$0.35).

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$0.11 (2014: US$0.10 and 2013: US$0.07).

During the year ended December 31, 2015, share options were granted on February 24, 2015 May 20, 2015 and September 11, 2015. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04, US$0.04 and US$0.05, respectively.

During the year ended December 31, 2014, share options were granted on June 12, 2014 and November 17, 2014. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04 and US$0.05, respectively.

During the year ended December 31, 2013, share options were granted on May 7, 2013, June 11, 2013, June 17, 2013, September 6, 2013 and November 4, 2013. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04, US$0.04, US$0.04, US$0.04 and US$0.03, respectively.

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended 31 December 2015, 2014 and 2013 respectively:

	2015	2014	2013
Dividend yield (%)	—	—	—
Expected volatility	46.13%	50.93%	62.18%
Risk-free interest rate	1.61%	1.67%	1.23%
Expected life of share options	6 years	5 years	5 years

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38.	Share-based payments (continued)

Movements during the year (continued)

(i)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year (excluding RSUs and Subsidiary Plan): (continued)

The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the options are based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

(ii)	The following table illustrates the number and weighted average fair value (“WAFV”) of, and movements in, RSUs during the year (excluding stock option plan and Subsidiary Plan):

	2015	2015		2014	2014		2013	2013
	Number	WAFV		Number	WAFV		Number	WAFV
Outstanding at January 1	274,057,667	US$	0.09	233,158,731	US$	0.07	125,358,288	US$	0.06
Granted during the year	146,852,985	US$	0.11	114,726,892	US$	0.11	151,336,161	US$	0.08
Forfeited during the year	(13,421,683)	US$	0.10	(7,365,088)	US$	0.09	(8,139,176)	US$	0.07
Exercised during the year	(102,976,292)	US$	0.08	(66,462,868)	US$	0.07	(35,396,542)	US$	0.06
Outstanding at December 31	304,512,677	US$	0.10	274,057,667	US$	0.09	233,158,731	US$	0.07

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2015 was 8.69 years (2014: 8.75 years and 2013: 8.88 years).

The weighted average closing price of the Company’s shares immediately before the dates on which the RSUs were exercised was US$0.09 (2014: US$0.08 and 2013: US$0.08).

During the year ended December 31, 2015, RSUs were granted on May 20, 2015, September 11, 2015 and November 23, 2015. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.11, US$0.09 and US$0.11.

During the year ended December 31, 2014, RSUs were granted on November 17, 2014. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.11.

During the year ended December 31, 2013, RSUs were granted on June 11, 2013. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.08.

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38.	Share-based payments (continued)

Movements during the year (continued)

(ii)	The following table illustrates the number and weighted average fair value (“WAFV”) of, and movements in, RSUs during the year (excluding stock option plan and Subsidiary Plan): (continued)

The following table list the inputs to the models used for the plans for the years ended December 31, 2015, 2014 and 2013, respectively:

	2015	2014	2013
Dividend yield (%)	—	—	—
Expected volatility	37.07%	38.49%	47.03%
Risk-free interest rate	0.60%	0.54%	0.34%
Expected life of RSUs	2 years	2 years	2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

(iii)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options of the Subsidiary Plan during the year (excluding stock option plan and RSUs):

	2015	2015
	Number	WAEP
Outstanding at January 1	—	—
Granted during the year	8,330,000	US$0.06
Forfeited and expired during the year	(1,192,500)	US$0.06
Exercised during the year	(137,500)	US$0.05
Outstanding at December 31	7,000,000	US$0.06
Exercisable at December 31	689,479	US$0.05

The weighted average remaining contractual life for the share options outstanding as at December 31, 2015 was 9.1 years.

The range of exercise prices for options outstanding at the end of the year was from US$0.05 to US$0.08.

During the year ended December 31, 2015, share options of the Subsidiary Plan were granted on January 1, 2015, May 4, 2015 and September 15, 2015. The fair values of the options of the Subsidiary Plan determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.069, US$0.069 and US$0.099, respectively.

99

38.	Share-based payments (continued)

Movements during the year (continued)

(iii)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options of the Subsidiary Plan during the year (excluding stock option plan and RSUs): (continued)

The following table list the inputs to the Black Scholes Pricing models used for the option of the Subsidiary Plan granted during the years ended 31 December 2015:

2015
Dividend yield (%)	—
Expected volatility	36.0%
Risk-free interest rate	1.01%
Expected life of share options	3 years

The risk-free rate for periods within the contractual life of the option of the Subsidiary Plan is based on the yield of the US Treasury Bond. The expected term of options of the Subsidiary Plan granted represents the period of time that options of the Subsidiary Plan granted are expected to be outstanding. Expected volatilities are based on the average volatility of the relevant subsidiary’s set of public comparables with the time period commensurate with the expected term of the options. The dividend yield is based on the relevant subsidiary’s intended future dividend plan.

The valuation of the options of the Subsidiary Plan are based on the best estimates from the relevant subsidiary by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

39.	Financial instruments

Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure.

The capital structure of the Group consists of net debt (debt as detailed in Note 31, Note 32 and Note 33 offset by cash and cash equivalent) and equity of the Group.

Where the entity manages its capital through issuing/repurchasing shares and raising/repayment of debts. The Group reviews the capital structure on a semi-annual basis. As part of this review, the Group considers the cost of capital and the risks associates with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

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39.	Financial instruments (continued)

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Debt (i)	1,414,943	1,289,227	1,172,085
Cash and cash equivalent	(1,005,201)	(603,036)	(462,483)
Other financial assets	(282,880)	(644,071)	(240,311)
Net debt	126,862	42,120	469,291
Equity	4,190,255	3,307,722	2,593,182
Net debt to equity ratio	3.0%	1.3%	18.1%

(i)	Debt is defined as long-and short-term borrowings (excluding derivatives), convertible bonds, and bonds payables as described in Note 31, Note 32 and Note 33.

Financial risk management objectives

The Group’s corporate treasury function co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk including currency risk, interest rate risk and other price risk, credit risk and liquidity risk.

The Group seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed on continuous basis. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Market risk

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk, including:

•	forward foreign exchange contracts to hedge the exchange rate risk arising on the import from suppliers;

•	interest rate swaps to mitigate the risk of rising interest rates; and

•	cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar.

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2015, 2014 and 2013.

101

39.	Financial instruments (continued)

Market risk (continued)

There has been no change to the Group’s exposure to market risks or the manner in which these risks are managed and measured.

Foreign currency risk management

The Group undertakes transactions denominated in foreign currencies, consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period were as follows:

	Liabilities			Assets
	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	76,462	2,488	3,037	33,968	480	2,595
JPY	5,553	7,560	7,925	2,986	606	1,499
RMB	586,931	221,336	133,177	909,497	1,148,146	766,960
Others	14,127	4,684	8,226	2,529	1,100	7,323

Foreign currency sensitivity analysis

The Group is mainly exposed to the currency of RMB, Japanese Yen (“JPY”) and Euros (“EUR”).

The following table details the Group’s sensitivity to a 5% increase in the foreign currencies against USD. 5% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates. For a 5% decrease of the foreign currency against USD, there would be an equal and opposite impact on the profit or equity below predicted.

	EUR			JPY			RMB			Others
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(2,125)	(100)	(22)	(128)	(366)	(338)	16,128	48,780	33,357	(580)	(190)	(1)
Equity	(2,125)	(100)	(22)	(128)	(366)	(338)	16,128	48,780	33,357	(580)	(190)	(1)

Forward foreign exchange contracts

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Group also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

102

39.	Financial instruments (continued)

Foreign currency risk management (continued)

Forward foreign exchange contracts (continued)

The following table details the forward foreign currency (FC) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy EUR
Less than 3 months	1.0895	—	—	39,192	—	—	42,872	—	—	172	—	—

The Group does not enter into foreign currency exchange contracts for speculative purposes.

Cross currency swap contracts

It is the policy of the Group to enter into cross-currency swap agreements to protect against volatility of future cash flows caused by the changes in exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar.

The following table details the cross currency swap contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
1 year to 5 years	6.4360	—	—	480,000	—	—	73,966	—	—	(1,459)	—	—

The Group does not enter into cross currency swap contracts for speculative purposes.

Interest rate risk management

The Group is exposed to interest rate risk relates primarily to the Group’s long-term debt obligations, which the Group generally assumes to fund capital expenditures and working capital requirements. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts and cross currency swap contracts.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

103

39.	Financial instruments (continued)

Interest rate risk management (continued)

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year.

A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates. If interest rates had been 10 basis points higher and all other variables were held constant, the Group’s profit for the year ended December 31, 2015 would decrease by US$0.4 million (2014: profit decrease by US$0.2 million and 2013: profit decrease by US$0.6 million). This is mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings.

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group is mainly exposed to credit risk from trade and other receivables and deposits with banks and financial institutions.

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and is offered credit terms only with the approval from Finance and Sales Division. Credit quality of a customer is assessed using publicly available financial information and its own trading records to rate its major customers. The Group’s exposure and credit ratings of its counterparties are continuously monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

Apart from Customers A, B, C and D , four largest customers of the Group, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to Customers A, B, C and D did not exceed 5%, 4%, 3% and 3% respectively of gross monetary assets at the end of current year. Concentration of credit risk to any other counterparty did not exceed 3% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Group’s net sales and gross accounts receivable is disclosed in Note 6.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings.

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39.	Financial instruments (continued)

Liquidity risk management

The Group manages liquidity risk by maintaining adequate cash reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Interest-bearing bank and	Fixed	1.69%	42,963	—	149,253	238,831	431,047
other borrowings	Floating	4.98%	—	71,944	158,744	—	230,688
Convertible bonds		2.78%–3.79%	—	404,000	—	—	404,000
Bonds payable		4.52%	—	—	500,000	—	500,000
Trade and other payables			920,426	28,508	5,350	93,482	1,047,766
			963,389	504,452	813,347	332,313	2,613,501

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2014
Interest-bearing bank and	Fixed	2.54%	39,075	77,099	—	—	116,174
other borrowings	Floating	6.13%	—	48,408	287,596	—	336,004
Convertible bonds		2.78%–3.79%	—	—	404,000	—	404,000
Bonds payable		4.52%	—	—	500,000	—	500,000
Trade and other payables			727,589	744	3,492	62,536	794,361
			766,664	126,251	1,195,088	62,536	2,150,539

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Interest-bearing bank and	Fixed	3.72%	102,800	119,588	—	—	222,388
other borrowings	Floating	5.66%	82,741	91,169	643,369	26,928	844,207
Convertible bonds		3.69%	—	—	200,000	—	200,000
Trade and other payables			334,622	56,383	2,885	—	393,890
			520,163	267,140	846,254	26,928	1,660,485

105

39.	Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

The following table details the Group’s expected maturity for its non-derivative financial assets. The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets. The inclusion of information on non-derivative financial assets is necessary in order to understand the Group’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2015
Trade and other receivables		499,846	—	—	—	499,846
Cash and cash equivalent, restricted cash & short-term investments	2.12%	1,549,692	45,038	—	—	1,594,730
Available for sale financial assets		—	—	—	19,750	19,750
		2,049,538	45,038	—	19,750	2,114,326

	Weighted
	average
	effective	Less than	3 months
	interest rate	3 months	to 1 year	1 5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2014
Trade and other receivables		456,388	—	—	—	456,388
Cash and cash equivalent, restricted cash & short-term investments	2.60%	1,309,979	45,484	—	—	1,355,463
Available for sale financial assets		—	—	—	15,081	15,081
		1,766,367	45,484	—	15,081	1,826,932

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Trade and other receivables		379,361	—	—	—	379,361
Cash and cash equivalent, restricted cash & short-term investments	1.34%	680,525	59,437	—	—	739,962
Available for sale financial assets		—	—	—	1,278	1,278
		1,059,886	59,437	—	1,278	1,120,601

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

106

39.	Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

The Group has access to short-term financing facilities as described in below section, of which US$1,351.7 million were unused at the end of the reporting period (2014: US$767.4 million and 2013: US$927.5 million). The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

The following table details the Group’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period.

	1 month	Less than 1 month	1–3 months	3 months to 1 year	1–5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
December31, 2015
Net settled:
— foreign exchange forward contracts	—	42,872	—	—	—	—
— cross currency swap contracts	—	—	—	—	73,966	—
	—	42,872	—	—	73,966	—

Fair value of financial instruments

Fair value of financial instruments carried at amortized cost

The Group considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•	the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes.

107

39.	Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2015, 2014 and 2013:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		12/31/15
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	257,583	—	257,583
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	172	—	172
Available-for-sale investment	Quoted prices in active markets	3,300	—	—	3,300
Available-for-sale investment	Recent transaction price	—	—	15,173	15,173
Derivative financial instrument	Measured by Binational Model with key assumptions including exercise multiple (75%), risk free rate of interest (1.2%), expected volatility (46.8%) and rate of return (10%).	—	—	30,173	30,173
Total		3,300	257,755	45,346	306,401
Financial liabilities at FVTPL
Cross currency swap contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted.	—	1,459	—	1,459
Total		—	1,459	—	1,459

108

39.	Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

(continued)

		12/31/14
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	616,862	—	616,862
Available-for-sale investment	Recent transaction price.	—	—	13,803	13,803
Total		—	616,862	13,803	630,665

		12/31/13
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted.	—	240,311	—	240,311
Total		—	240,311	—	240,311

40.	Related party transactions

The names of the related parties which had transactions with the Group for the year ended December 31, 2015 and the relationships with the Group are disclosed below:

Related party name	Relationship with the Group
China Academy of Telecommunication Technology	A member of Datang Telecom Technology & Industry Group (“Datang Group”), which owns Datang Holdings
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”)	A substantial shareholder of the Company
Datang Microelectronics Technology Co., Ltd.	A member of Datang Group
Datang Semiconductor Co., Ltd.	A member of Datang Group
Leadcore Technology Co., Ltd and Leadcore Technology (Hong Kong) Co., Ltd (“Leadcore”)	A member of Datang Group
Datang Telecom Group Finance Co., Ltd. (“Datang Finance”)	A member of Datang Group
China IC Fund	A substantial shareholder of the Company
China Investment Corporation (“CIC”)	A substantial shareholder of the Company in the middle of 2015, which was interested in less than 5% of the share capital of the Company as at December 31, 2015
Country Hill	A wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC
Toppan	An associate of the Group
Brite Semiconductor Corporation and its subsidiaries (“Brite”)	An associate of the Group
China Fortune-Tech	An associate of the Group
Zhongxin Xiecheng	An associate of the Group

109

40.	Related party transactions (continued)

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Group:

	Sale of goods			Sale of services
	Year ended			Year ended
	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd	12,885	12,340	14,821	—	—	—
Datang Semiconductor Co., Ltd	865	—	—	—	—	—
Leadcore	8,881	2,173	1,905	—	—	—
Toppan	—	—	—	3,699	4,486	4,317
Brite	31,379	31,444	NA	—	—	NA
China Fortune-Tech	—	—	NA	60	41	NA

	Purchase of goods			Purchase of services
	Year ended			Year ended
	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
China Academy of
Telecommunication
Technology	—	—	—	—	1,163	—
Toppan	7,996	1,345	7	3,516	22,726	22,854
Zhongxin Xiecheng	—	—	—	1,199	2,673	1,930
Brite	—	—	NA	2,582	3,201	NA
China Fortune-Tech	—	—	NA	938	116	NA

110

40.	Related party transactions (continued)

Trading transactions (continued)

The following balances were outstanding at the end of the reporting period:

	Amounts due from			Amounts due to
	related parties			related parties
	12/31/15	12/31/14	12/31/13	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
China Academy of
Telecommunication
Technology	—	360	—	—	—	—
Datang Semiconductor Co., Ltd	61	—	—	—	—	—
Datang Microelectronics Technology Co., Ltd	5,338	5,642	6,124	—	—	—
Datang Finance	—	—	—	—	—	65,884
Leadcore	1,948	619	405	3,667	7	140
Toppan	317	387	370	1,148	2,739	2,397
Zhongxin Xiecheng	—	—	6	—	—	—
Brite	5,661	3,772	683	141	700	645
China Fortune-Tech	40	41	—	—	—	—

On February 18, 2014, the Company entered into a framework agreement with Datang Holdings (the “Framework Agreement”). Pursuant to the agreement, the Group and Datang Holdings (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is two years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

On June 8, 2015, the Company issued 4,700,000,000 new ordinary shares to Xinxin (Hongkong) Capital Co., Limited, a wholly-owned subsidiary of the China IC Fund. Please refer to Note 28 for details.

On September 25, 2015, Country Hill subscribed 323,518,848 ordinary shares of the Company. Please refer to Note 28 for details.

On October 9, 2015, Datang subscribed 961,849,809 ordinary shares of the Company. Please refer to Note 28 for details.

On December 18, 2015, the Company and Datang Finance entered into a financial services agreement with a three year term commencing on January 1, 2016 and ending on December 31, 2018, pursuant to which Datang Finance has agreed to provide the Company and its subsidiaries, including its associated companies and companies under its management with a range of financial services (including deposit services, loan services, foreign exchange services and other financial services).

On December 28, 2015, the Company entered into a new framework agreement (the “Renewed Framework Agreement”) with Datang Holdings, pursuant to which the Group and Datang Holdings (including its associates) would engage in business collaboration including but not limited to foundry service. The term of the Renewed Framework Agreement is three years commencing from January 1, 2016. The pricing for the transactions contemplated under the Renewed Framework Agreement is determined based on the same as the Framework Agreement.

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors of the Company.

111

40.	Related party transactions (continued)

Compensation of key management personnel (continued)

The remuneration of key management personnel during the year are as follows:

	Year ended 12/31/15	Year ended 12/31/14	Year ended 12/31/13
	USD’000	USD’000	USD’000
Short-term benefit	4,731	4,593	4,318
Share-based payments	2,618	2,535	3,028
	7,349	7,128	7,346

The remuneration of key management personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

Arrangements/contracts for sale of self-developed living quarter unit

In 2015, the Group entered into arrangement/contracts with 4 of the Company’s directors and key management for sale of self-developed living quarter units and the amount of the considerations was approximately US$3.6 million. The transactions were not completed as of the date of this annual results announcement.

In 2013, amount of sale of self-developed living quarter units to one of directors of the Company and one of the key management, which were approved by the Board, were US$1.1 million and US$0.8 million.

41.	Commitments for expenditure

Purchase commitments

As of December 31, 2015, 2014 and 2013, the Group had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Group’s facility by December 31, 2016.

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Commitments for the facility construction	165,274	211,696	114,878
Commitments for the acquisition of property, plant and equipment	1,146,275	292,867	178,382
Commitments for the acquisition of intangible assets	29,392	14,109	10,147
	1,340,941	518,672	303,407

112

42.	Financial information of parent company

(i)	Statement of financial position

	12/31/15	12/31/14	12/31/13
	USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	30,123	10,244	7,301
Intangible assets	108,897	133,117	154,682
Investment in subsidiaries	3,153,887	2,888,658	2,689,158
Investments in associates	42,553	14,205	12,301
Other assets	118,989	166,500	1,000
Total non-current assets	3,454,449	3,212,724	2,864,442
Current assets
Prepayment and prepaid operating expenses	633	641	626
Trade and other receivables	450,224	312,760	201,352
Other financial assets	15,000	12,000	—
Restricted cash	—	—	29,130
Cash and cash equivalent	115,726	55,600	162,360
Total current assets	581,583	381,001	393,468
Total assets	4,036,032	3,593,725	3,257,910
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value,50,000,000,000 shares authorized,42,073,748,961, 35,856,096,167 and 32,112,307,101 shares issued and outstanding at December 31, 2015, 2014 and 2013, respectively	16,830	14,342	12,845
Share premium	4,904,244	4,377,013	4,090,229
Reserves	98,931	93,012	69,295
Accumulated deficit	(1,918,402)	(1,850,292)	(1,763,481)
Total equity	3,101,603	2,634,075	2,408,888
Non-current liabilities
Convertible bonds	—	379,394	180,563
Bonds payable	493,207	491,579	—
Other long-term liabilities	2,080	—	—
Total non-current liabilities	495,287	870,973	180,563
Current liabilities
Trade and other payables	33,445	18,391	527,035
Borrowings	—	61,221	133,803
Convertible bonds	392,632	—	—
Accrued liabilities	11,606	9,065	7,615
Other financial liabilities	1,459	—	—
Current tax liabilities	—	—	6
Total current liabilities	439,142	88,677	668,459
Total liabilities	934,429	959,650	849,022
Total equity and liabilities	4,036,032	3,593,725	3,257,910

113

42.	Financial information of parent company (continued)

(ii)	Statement of change in equity

	Ordinary shares	Share premium	Equity- settle employee benefits reserve	Foreign currency translation reserve	Convertible bonds equity reserve	Accumulated deficit	Attributable to owners of the Company	Total Equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Balance at December 31, 2012	12,800	4,083,588	42,232	(1,092)	—	(1,701,430)	2,436,098	2,436,098
Loss for the year	—	—	—	—	—	(62,051)	(62,051)	(62,051)
Total comprehensive loss for the year	—	—	—	—	—	(62,051)	(62,051)	(62,051)
Exercise of stock options	45	6,641	(3,457)	—	—	—	3,229	3,229
Share-based compensation	—	—	16,402	—	—	—	16,402	16,402
Recognition of equity component of convertible bonds	—	—	—	—	15,210	—	15,210	15,210
Subtotal	45	6,641	12,945	—	15,210	—	34,841	34,841
Balance at December 31, 2013	12,845	4,090,229	55,177	(1,092)	15,210	(1,763,481)	2,408,888	2,408,888
Loss for the year	—	—	—	—	—	(86,811)	(86,811)	(86,811)
Total comprehensive loss for the year	—	—	—	—	—	(86,811)	(86,811)	(86,811)
Issuance of ordinary shares	1,411	268,362	—	—	—	—	269,773	269,773
Exercise of stock options	86	18,422	(9,025)	—	—	—	9,483	9,483
Share-based compensation	—	—	18,388	—	—	—	18,388	18,388
Recognition of equity component of convertible bonds	—	—	—	—	14,354	—	14,354	14,354
Subtotal	1,497	286,784	9,363	—	14,354	—	311,998	311,998
Balance at December 31, 2014	14,342	4,377,013	64,540	(1,092)	29,564	(1,850,292)	2,634,075	2,634,075
Loss for the year	—	—	—	—	—	(68,110)	(68,110)	(68,110)
Total comprehensive loss for the year	—	—	—	—	—	(68,110)	(68,110)	(68,110)
Issuance of ordinary shares	2,395	506,412	—	—	—	—	508,807	508,807
Exercise of stock options	93	20,819	(12,169)	—	—	—	8,743	8,743
Share-based compensation	—	—	18,088	—	—	—	18,088	18,088
Subtotal	2,488	527,231	5,919	—	—	—	535,638	535,638
Balance at December 31, 2015	16,830	4,904,244	70,459	(1,092)	29,564	(1,918,402)	3,101,603	3,101,603

43.	Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors of the Company on March 30, 2016.

114

ANNUAL REPORT

The Annual Report for the year ended December 31, 2015 will be published on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) as well as the website of the Company (www.smics.com) and will be dispatched to the shareholders of the Company in due course.

By order of the Board
Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer & Executive Director

Shanghai, PRC, March 30, 2016

As at the date of this announcement, the Directors are:

Executive Directors

Zhou Zixue (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Zhou Jie

Ren Kai

Lu Jun

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Lip-Bu Tan

Carmen I-Hua Chang

* For identification purpose only

115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: April 11, 2016	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director

116